UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2015

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual and Special Meeting of Shareholders

and

Information Circular

March 6, 2015

March 6, 2015

INVITATION TO SHAREHOLDERS

On behalf of the Board of Directors of Methanex Corporation, I would like to invite you to join us at our Annual and Special Meeting of shareholders. The meeting will be held at the Pan Pacific Hotel, Crystal Pavilion A in Vancouver, British Columbia on Thursday, April 30, 2015 at 11:00 a.m.

This meeting is both an annual and special meeting as a result of shareholders being asked to vote on a resolution confirming amendments to our by-laws. As always, this meeting is also a great opportunity to learn about our strategy for the future and review our 2014 performance. Attending the meeting also provides you with an excellent opportunity to meet our directors and senior management and ask them any questions you may have.

We hope that you will attend this Annual and Special Meeting and we look forward to seeing you there. If you are unable to attend, the meeting will also be webcast live on the Investor Relations section of our website: www.methanex.com.

Sincerely,

John Floren

President and Chief Executive Officer

i

METHANEX CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting (the “Meeting”) of the shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

DATE:	Thursday, April 30, 2015

TIME:	11:00 a.m. (Pacific Time)

PLACE:	Crystal Pavilion A Pan Pacific Hotel 999 Canada Place Vancouver, British Columbia

The Meeting is being held for the following purposes:

1.	to receive the Consolidated Financial Statements of the Company for the financial year ended December 31, 2014 and the Auditors’ Report on such statements;

2.	to elect directors;

3.	to reappoint the auditors and authorize the Board of Directors to fix the remuneration of the auditors;

4.	to consider and approve, on an advisory basis, a resolution to accept the Company’s approach to executive compensation disclosed in the accompanying Information Circular;

5.	to consider and confirm By-Law No. 5; and

6.	to transact such other business as may properly come before the Meeting.

If you hold common shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 or forward it to CST Trust Company using the envelope provided with these materials. Proxies must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any postponement or adjournment thereof.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of March, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

Wendy Bach
Senior Vice President, Corporate Resources and General Counsel

ii

METHANEX CORPORATION

INFORMATION CIRCULAR

Information contained in this Information Circular is given as at March 6, 2015 unless otherwise stated.

PART I VOTING

Solicitation of proxies

This Information Circular is provided in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”) for use at the Annual and Special Meeting (the “Meeting”) of the shareholders of the Company to be held at the time and place (including any adjournment or postponement thereof) and for the purposes described in the accompanying Notice of Annual and Special Meeting of Shareholders.

It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about March 19, 2015 to holders of common shares of the Company (“Common Shares”).

What will be voted on at the Meeting?

Shareholders will be voting on those matters that are described in the accompanying Notice of Annual and Special Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.

Who is entitled to vote?

Only registered holders of Common Shares (“Registered Shareholders”) at the close of business on March 2, 2015 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment or postponement thereof. Each Registered Shareholder will have one vote for each Common Share held at the close of business on the Record Date. As of March 6, 2015, there were 91,767,412 Common Shares outstanding. To the knowledge of the directors and senior officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights of the Company were Fidelity Management & Research Company (“FMR”)1 and M&G Investment Management Limited (“M&G”)2. Based on information filed by FMR on February 13, 2015, FMR held 12,708,347 Common Shares as at December 31, 2014 representing approximately 13.59% of the voting rights attached to the Company’s voting securities. Based on information filed by M&G on January 9, 2015, M&G held 10,252,460 Common Shares as at December 31, 2014 representing approximately 10.91% of the voting rights attached to the Company’s voting securities.

Can I vote Common Shares that I acquired after the Record Date (March 2, 2015)?

No. Only Common Shares that are held by a shareholder at the close of business on the Record Date are entitled to be voted at the Meeting.

How do I vote?

If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote by proxy or vote in person at the Meeting.

[1]	This information was obtained by the Company from a Schedule 13G filing available at www.sec.gov. Shares owned by FMR may include shares owned by certain of its affiliates and associates.
[2]	This information was obtained by the Company from an Alternative Monthly Report available on www.sedar.com. Shares owned by M&G may include shares owned by certain of its affiliates and associates.

Voting by proxy

If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “How do I revoke a proxy?” on page 3).

Voting in person

Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CST Trust Company, when you arrive at the Meeting.

What if I am not a Registered Shareholder?

Many shareholders are “non-registered shareholders.” Non-registered shareholders are shareholders whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). Unless you have previously informed your intermediary that you do not wish to receive materials relating to the Meeting, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form.

Intermediaries have their own mailing procedures and provide their own instructions to shareholders. These procedures may allow you to provide your voting instructions by telephone, on the Internet, by mail or by fax. You should carefully follow the directions and instructions received from your intermediary to ensure that your Common Shares are voted at the Meeting.

If you wish to vote in person at the Meeting, you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary. You will not need to complete any voting or proxy form as your vote will be taken at the Meeting. Please register with the transfer agent, CST Trust Company, when you arrive at the Meeting.

What is a proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast your votes for you. Registered Shareholders may use the enclosed proxy form, or any other valid proxy form, to appoint a proxyholder. The enclosed proxy form authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after the adjournment or postponement of the Meeting.

If you are a Registered Shareholder and you complete the enclosed proxy, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares at his or her discretion. See “How will my shares be voted if I give my proxy?” below.

How do I appoint a proxyholder?

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. Your proxyholder does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other valid proxy form and deliver it to CST Trust Company within the time specified below for receipt of proxies.

If you leave the space on the proxy form blank, either Thomas Hamilton or John Floren, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Hamilton is Chairman of the Board and Mr. Floren is the President and Chief Executive Officer of the Company.

For the proxy to be valid, it must be completed, dated and signed by the registered holder of Common Shares (or the holder’s attorney as authorized in writing) and then delivered to the Company’s transfer agent, CST Trust Company, in the envelope provided or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 and received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment or postponement thereof.

How will my shares be voted if I give my proxy?

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified how to vote on a particular issue, then your proxyholder will vote your shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. Hamilton or Mr. Floren has been appointed as proxyholder, your shares will be voted in favour of all resolutions proposed by management. For more information on these resolutions, see “Part II BUSINESS OF THE MEETING.” The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual and Special Meeting of Shareholders and any other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your shares as he or she considers best.

How do I revoke a proxy?

Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy.

If you are a Registered Shareholder and you wish to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, CST Trust Company, P.O. Box 721, Agincourt, ON M1S 0A1, Canada or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111, or by mail to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC V6C 3M1, Canada, Attention: Corporate Secretary, or by fax to the Company to 1 604 661 2602, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof or (ii) in any other manner permitted by law. Revocations may also be hand-delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner described in “How do I appoint a proxyholder?” above, you will be able to vote your shares in person at the Meeting.

Who pays for this solicitation of proxies?

The cost of this solicitation of proxies is paid by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of its management. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.

Who counts the votes?

The Company’s transfer agent, CST Trust Company, counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.

How do I contact the transfer agent?

If you have any inquiries, you can contact the Company’s principal registrar and transfer agent, CST Trust Company, as follows:

Email:	inquiries@canstockta.com
Toll-free:	1 800 387 0825
Telephone:	1 416 682 3860
Mail:	CST Trust Company PO Box 700 Station B Montreal, Quebec H3B 3K3

The Company’s co-registrar and co-transfer agent in the United States is American Stock Transfer & Trust Company LLC; however, all shareholder inquiries should be directed to CST Trust Company.

PART II BUSINESS OF THE MEETING

RECEIVE THE FINANCIAL STATEMENTS

The Company’s consolidated financial statements for the year ended December 31, 2014 will be received by shareholders of the Company at the Meeting and are included in the Annual Report, which has been mailed to Registered Shareholders as required under the Canada Business Corporations Act (“CBCA”) and to non-registered shareholders who have requested such financial statements.

ELECTION OF DIRECTORS

The directors of the Company are elected each year at the Annual General Meeting of the Company and hold office until the close of the next Annual General Meeting or until their successors are elected or appointed in accordance with applicable law. The Company has a majority voting policy for election of directors that is described on page 24. The articles of the Company provide that the Company must have a minimum of 3 and a maximum of 15 directors. The by-laws of the Company state that, when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board. The Board, on an annual basis, considers the size of the Board. On March 6, 2015, the directors resolved that the Board shall consist of 12 directors, such size being consistent with effective decision-making.

The Corporate Governance Committee recommends to the Board nominees for election as directors through a process described on page 22, under the heading “Nominating Committee and Nomination Process.” The persons listed below are being proposed for nomination for election at the Meeting. The persons named as proxyholders in the accompanying proxy, if not expressly directed otherwise, will vote the Common Shares for which they have been appointed proxyholder in favour of electing those persons listed below as nominees for directors.

The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors of the Board, along with other relevant information, including the number and market value of Common Shares, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) held by each of them as at the date of this Information Circular and which standing committees (each a “Committee”) of the Board such existing directors are members. In the case of Mr. Aitken, who retired as President and Chief Executive Officer (“CEO”) of the Company at the end of 2012, and Mr. Floren, who was appointed President and CEO of the Company effective January 1, 2013, the table also includes the number of Performance Share Units (“PSUs”) that they hold. Information regarding Mr. Floren’s stock options and other holdings can be found in the “Outstanding Option-Based Awards and Share-Based Awards” table on page 51. The following table also sets out whether a nominee is independent or not independent. See page 19 for information on how director independence is determined. All amounts are in Canadian dollars.

BRUCE AITKEN

Age: 60

Auckland, New Zealand

Director since: July 2004

Not Independent

Committee memberships as at the date of the Information Circular:

- Public Policy Committee

- Responsible Care Committee

Mr. Aitken is a corporate director. He was President and CEO of the Company from May 2004 until his retirement at the end of 2012. Prior to this, Mr. Aitken was President and Chief Operating Officer of the Company from September 2003 and prior to that he was Senior Vice President, Asia Pacific of the Company (based in New Zealand). He has also held the position of Vice President, Corporate Development (based in Vancouver). He was an employee of the Company and its predecessor methanol companies for approximately 22 years. Prior to joining the Company, Mr. Aitken worked in various executive roles for Fletcher Challenge Ltd. in New Zealand.

Mr. Aitken has a Bachelor of Commerce degree from the University of Auckland and is a member of the New Zealand Institute of Chartered Accountants, ACA (Associate Chartered Accountant).

2014 Board / Committee Memberships		2014 Attendance	Total 2014 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Public Policy Committee Responsible Care Committee		6 of 6 2 of 2 3 of 3	11 of 11	100%	Onehunga High Business School Advisory Board (educational institution) (since 2014)
Share and Share Equivalents Held as of March 6, 2015:
Common Shares(1) (#)	Total PSUs, DSUs and RSUs(2)(3)(4) (#)	Total of Common Shares, PSUs (50% of balance), DSUs and RSUs (#)	Total Market Value of Common Shares, PSUs (50% of balance), DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
121,289	71,219	159,160	9,167,616	360,000	Yes

HOWARD BALLOCH

Age: 63

Beijing, China

Director since: December 2004

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee

- Public Policy Committee (Chair)

Mr. Balloch is a corporate director and private investor resident in Beijing, China. From 2002 to 2011, he was President of The Balloch Group (“TBG”), a Beijing-based investment advisory and merchant banking firm he founded following his retirement as Canadian Ambassador to China, a position he had held since early 1996. TBG was acquired by Canaccord Genuity in 2011 and Mr. Balloch served as the Chairman of its Asian operations until he stepped down in March 2013.

Mr. Balloch holds a Bachelor of Arts (Honours) in Political Science and Economics and a master’s degree in International Relations, both from McGill University, Montreal.

2014 Board / Committee Memberships		2014 Attendance	Total 2014 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Public Policy Committee (Chair)		6 of 6 7 of 7 2 of 2	15 of 15	100%	BeiKai Capital (private) (since 2011) Ivanhoe Energy Inc. (since 2002) Maple Leaf Educational Systems (educational institution) (since 2014) Sinopec Canada Inc. (since 2014)
Share and Share Equivalents Held as of March 6, 2015:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
1,700	44,569	46,269	2,665,094	360,000	Yes

PHILLIP COOK

Age: 68

Austin, Texas, USA

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Public Policy Committee

- Responsible Care Committee (Chair)

Mr. Cook is a corporate director. He held the position of Senior Advisor of The Dow Chemical Company (“Dow Chemical”) from June 2006 until his retirement in January 2007. Dow Chemical provides chemical, plastic and agricultural products and services. Prior to his Senior Advisor position, Mr. Cook was Corporate Vice President, Strategic Development and New Ventures of Dow Chemical from 2005. Mr. Cook previously held senior positions with Dow Chemical including Senior Vice President, Performance Chemicals and Thermosets from 2003, and from 2000 he held the position of Business Vice President, Epoxy Products and Intermediates.

Mr. Cook holds a Bachelor of Mechanical Engineering from the University of Texas at Austin.

2014 Board / Committee Memberships		2014 Attendance	Total 2014 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Public Policy Committee Responsible Care Committee (Chair)		6 of 6 2 of 2 3 of 3	11 of 11	100%	Cockrell School of Engineering Advisory Board (since 2004) and the Environmental Sciences Institute Advisory Board (since 2010) of the University of Texas at Austin (educational institution)
Share and Share Equivalents Held as of March 6, 2015:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
20,000	4,700	24,700	1,422,720	360,000	Yes

	JOHN FLOREN Age: 56 Eastham, Massachusetts, USA Director since: January 2013 Not Independent

Mr. Floren has been President and CEO of the Company since January 2013. Prior to this appointment, Mr. Floren was Senior Vice President, Global Marketing and Logistics of the Company from June 2005 and prior to that, Director, Marketing and Logistics, North America from May 2002. He has been an employee of the Company for approximately 15 years and has worked in the chemical industry for over 29 years.

Mr. Floren holds a Bachelor of Arts in Economics from the University of Manitoba. He also attended the Harvard Business School’s Program for Management Development and has attended the International Executive Program at INSEAD. Most recently he completed the Directors Education Program at the Institute of Corporate Directors.

2014 Board / Committee Memberships(7)		2014 Attendance	Total 2014 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board		6 of 6	6 of 6	100%	None
Share and Share Equivalents Held as of March 6, 2015:
Common Shares(1) (#)	Total PSUs DSUs(2)(3) (#)	Total of Common Shares, PSUs (50% of balance) and DSUs (#)	Total Market Value of Common Shares, PSUs (50% of balance) and DSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
75,310	109,588	130,104	7,493,990	4,375,000	Yes

	THOMAS HAMILTON Age: 71 Houston, Texas, USA Director since: May 2007 Independent

Mr. Hamilton has been Chairman of the Board of the Company since May 2010. He has been co-owner of Medora Investments, a private investment firm in Houston, Texas, since April 2003. Mr. Hamilton was Chairman, President and Chief Executive Officer of EEX Corporation, an oil and natural gas exploration and production company, from January 1997 until his retirement in November 2002. From 1992 to 1997, Mr. Hamilton served as Executive Vice President of Pennzoil Company and as President of Pennzoil Exploration and Production Company, one of the largest US-based independent oil and gas companies. Previously, Mr. Hamilton held senior positions at other oil and gas companies including BP, Standard Oil Company and ExxonMobil Corp.

Mr. Hamilton holds a Master of Science and a PhD in Geology from the University of North Dakota. He also has a Bachelor of Science in Geology from Capital University, Columbus, Ohio.

2014 Board / Committee Memberships(8)		2014 Attendance	Total 2014 Attendance at Board and Committee Meetings		Other Current Board Memberships
Chairman of the Board		6 of 6	6 of 6	100%

FMC Technologies, Inc. (since 2001)

HCC Insurance Holdings, Inc. (since 2008) Hercules Offshore Inc. (since 2004)

Mental Health and Mental Retardation Authority, Harris County, Texas (non-profit quasi-government agency) (since 2000)

Share and Share Equivalents Held as of March 6, 2015:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
24,000	10,695	34,695	1,998,432	720,000	Yes

ROBERT KOSTELNIK

Age: 63

Fulshear, Texas, USA

Director since: September 2008

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee

- Responsible Care Committee

Mr. Kostelnik has been a principal in GlenRock Recovery Partners, LLC since February 2012. GlenRock Recovery Partners facilitates the sale of non-fungible hydrocarbons in the United States. Prior to this, he was President and Chief Executive Officer of Cinatra Clean Technologies, Inc. from 2008 to May 2011. Mr. Kostelnik held the position of Vice President of Refining for CITGO Petroleum Corporation from July 2006 until his retirement in 2007. He held a number of senior positions during his 16 years with CITGO. Previously, Mr. Kostelnik held various management positions at Shell Oil Company.

Mr. Kostelnik holds a Bachelor of Science (Mechanical Engineering) from the University of Missouri and is a Registered Professional Engineer.

2014 Board / Committee Memberships		2014 Attendance	Total 2014 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Responsible Care Committee		6 of 6 3 of 3 3 of 3	12 of 12	100%	Association of Chemical Industry of Texas (industry association) (since 2004) HollyFrontier Corporation (since 2010)
Share and Share Equivalents Held as of March 6, 2015:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements($)	Meets Share Ownership Requirements?(6)
21,000	6,123	27,123	1,562,285	360,000	Yes

DOUGLAS MAHAFFY(9)

Age: 69

Toronto, Ontario, Canada

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee

- Human Resources Committee

Mr. Mahaffy is a corporate director. He was Chairman of McLean Budden Limited from February 2008 until March 2010. Prior to that, he held the position of Chairman and Chief Executive Officer of McLean Budden from October 1989 to February 2008. Mr. Mahaffy was also President of McLean Budden from October 1989 until September 2006. McLean Budden (now MFS Canada) was an investment management firm that manages over $30 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.

Mr. Mahaffy holds a Bachelor of Arts and a Master of Business Administration from York University, Toronto.

2014 Board / Committee Memberships		2014 Attendance	Total 2014 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Human Resources Committee		6 of 6 3 of 3 3 of 3	12 of 12	100%	Canada Pension Plan Investment Board (government agency) (since 2009) Sunnybrook Health Sciences Centre, (academic health sciences centre), Common Investment Committee (since 2011)
Share and Share Equivalents Held as of March 6, 2015:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements($)	Meets Share Ownership Requirements?(6)
1,900	42,487	44,387	2,556,691	360,000	Yes

A. TERENCE (TERRY) POOLE

Age: 72

Calgary, Alberta, Canada

Director since: February 1994(10)

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee (Chair)

- Public Policy Committee

Mr. Poole is a corporate director. He held the position of Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (“NOVA), a commodity chemical company, from May 2000 to June 2006. Prior to this, Mr. Poole held the position of Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000 and the position of Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University, Halifax. He is a member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a member of Financial Executives International.

2014 Board / Committee Memberships		2014 Attendance	Total 2014 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee (Chair)(11) Public Policy Committee		6 of 6 7 of 7 2 of 2	15 of 15	100%	Pengrowth Energy Corporation (since 2005)
Share and Share Equivalents Held as of March 6, 2015:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
36,500	48,439	84,939	4,892,486	360,000	Yes

JOHN REID

Age: 67

Vancouver, British Columbia, Canada

Director since: September 2003

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee

- Human Resources Committee (Chair)

Mr. Reid is a corporate director. Mr. Reid held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, from November 1997 to November 2005. Prior to that position, he was Executive Vice President and Chief Financial Officer of Terasen for two years.

Mr. Reid has an economics degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

2014 Board / Committee Memberships	2014 Attendance	Total 2014 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Human Resources Committee (Chair)	6 of 6 7 of 7 3 of 3	16 of 16	100%	Corix Infrastructure Inc. (private) (since 2006) Finning International Inc. (since 2006)
Share and Share Equivalents Held as of March 6, 2015:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Stock Ownership Requirements?(6)
10,000	44,404	54,404	3,133,670	360,000	Yes

JANICE RENNIE

Age: 57

Edmonton, Alberta, Canada

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee

- Human Resources Committee

Ms. Rennie is a corporate director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. At that time, EPCOR built, owned and operated power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta and the Institute of Corporate Directors.

2014 Board / Committee Memberships		2014 Attendance	Total 2014 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Human Resources Committee		6 of 6 7 of 7 3 of 3	16 of 16	100%

Greystone Capital Management Inc. (private) (since 2003)

Major Drilling Group International Inc. (since 2010)

Teck Resources Limited (since 2007)

West Fraser Timber Co. Ltd. (since 2004)

WestJet Airlines Limited (since 2011)

Share and Share Equivalents Held as of March 6, 2015:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
3,000	16,304	19,304	1,111,910	360,000	Yes

MONICA SLOAN

Age: 60

Calgary, Alberta, Canada

Director since: September 2003

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee (Chair)

- Responsible Care Committee

Ms. Sloan is a corporate director. She was CEO of Intervera Ltd. from January 2004 to December 2008. Intervera provided data quality products and services to the energy industry. Prior to this position, Ms. Sloan was an Independent Consultant for ME Sloan Associates from October 1999.

Ms. Sloan holds a Master of Engineering from Stanford University and a Master of Business Administration from the Harvard Graduate School of Business Administration.

2014 Board / Committee Memberships		2014 Attendance	Total 2014 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee (Chair) Responsible Care Committee		6 of 6 3 of 3 3 of 3	12 of 12	100%	Aecon Group Inc. (since 2013) The Balancing Pool of Alberta (a non-profit statutory corporation) (since 2013)
Share and Share Equivalents Held as of March 6, 2015:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
4,000	47,840	51,840	2,985,984	360,000	Yes

MARGARET WALKER Age: 62 Austin, Texas, USA Independent

Ms. Walker has been the owner of MLRW Group, LLC since January 2011. MLRW Group, LLC is a consulting firm focusing on working with companies to improve capital investment outcomes and to improve overall safety performance. From 2004 until her retirement in December 2010, Ms. Walker was Vice President of Engineering and Technology for The Dow Chemical Company (“Dow Chemical”). Prior to this, Ms. Walker held other senior positions with Dow Chemical including Senior Leader in Manufacturing and Engineering and Business Director of Contract Manufacturing. Dow Chemical provides chemical, plastic and agricultural products and services.

Ms. Walker holds a Bachelor of Chemical Engineering from Texas Tech University, located in Lubbock, Texas.

2014 Board / Committee Memberships		2014 Attendance	Total 2014 Attendance at Board and Committee Meetings		Other Current Board Memberships
Proposed Board Nominee		N/A	N/A	N/A	Independent Project Analysis, Inc. (private) (since 2011)
Share and Share Equivalents Held as of March 6, 2015:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
N/A	N/A	N/A	N/A	N/A	N/A

(1)	The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee.
(2)	For information on Deferred Share Units, see “Deferred Share Unit Plan (Director DSUs)” on page 29.
(3)	For information on Performance Share Units, see “Performance Share Unit Plan” on page 44. Non-management directors are not eligible to participate in this plan.
(4)	For information on Restricted Share Units, see “Long-Term Incentive Awards—Restricted Share Unit Plan for Directors” on page 28.
(5)	This value is calculated using $57.60, being the weighted average closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the 90-day period ending March 6, 2015.
(6)	See page 33 for more information on director share ownership requirements. See page 49 for more information on Mr. Floren’s share ownership requirements as President and CEO of the Company.
(7)	Mr. Floren is not a member of any Committee, but attends Committee meetings in his capacity as President and CEO of the Company.
(8)	Mr. Hamilton is not a member of any Committee, but attends Committee meetings on an ex-officio basis in his capacity as Chairman of the Board.
(9)

Mr. Mahaffy was a director of Stelco Inc., a Canadian steel producer, from 1993 to March 2006. In January 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a court-supervised restructuring under the Companies’ Creditors Arrangement Act (the “CCAA”). Stelco Inc. emerged from the protection of the CCAA in April 2006 and was acquired in October 2007 by a wholly-owned subsidiary of the United States Steel Corporation.

(10)	Mr. Poole resigned as a director of the Company in June 2003 and was reappointed in September 2003.
(11)	Mr. Poole has been designated as the “audit committee financial expert.”

Summary of Board and Committee Meetings

For the 12-month period ending December 31, 2014

Board of Directors	6
Audit, Finance and Risk Committee	7
Corporate Governance Committee	3
Human Resources Committee	3
Public Policy Committee	2
Responsible Care Committee	3

Summary of Attendance of Directors at Board and Committee Meetings

For the 12-month period ending December 31, 2014

Director	Board Meetings Attended (#)	Board Meetings Attended (%)	Committee Meetings Attended		Committee Meetings Attended (%)	Total Board and Committee Meetings Attended
			(#)	Committee		(#)	(%)
Bruce Aitken	6 of 6	100	2 of 2	Public Policy	100	11 of 11	100
			3 of 3	Responsible Care	100
Howard Balloch	6 of 6	100	7 of 7	Audit, Finance and Risk	100	15 of 15	100
			2 of 2 (Chair)	Public Policy	100
Phillip Cook	6 of 6	100	2 of 2	Public Policy	100	11 of 11	100
			3 of 3 (Chair)	Responsible Care	100
John Floren(1)	6 of 6	100	—		—	6 of 6	100
Thomas Hamilton(2)	6 of 6	100	—		—	6 of 6	100
Robert Kostelnik	6 of 6	100	3 of 3	Corporate Governance	100	12 of 12	100
			3 of 3	Responsible Care	100
Douglas Mahaffy	6 of 6	100	3 of 3	Corporate Governance	100	12 of 12	100
			3 of 3	Human Resources	100
A. Terence Poole	6 of 6	100	7 of 7 (Chair)	Audit, Finance and Risk	100	15 of 15	100
			2 of 2	Public Policy	100
John Reid	6 of 6	100	7 of 7	Audit, Finance and Risk	100	16 of 16	100
			3 of 3 (Chair)	Human Resources	100
Janice Rennie	6 of 6	100	7 of 7	Audit, Finance and Risk	100	16 of 16	100
			3 of 3	Human Resources	100
Monica Sloan	6 of 6	100	3 of 3 (Chair)	Corporate Governance	100	12 of 12	100
			3 of 3	Responsible Care	100

Total		100			100		100

(1)	In 2014, Mr. Floren attended all Committee meetings in his capacity as President and CEO of the Company.
(2)	In 2014, Mr. Hamilton attended all Committee meetings, except one Audit, Finance and Risk Committee meeting, on an ex-officio basis in his capacity as Chairman of the Board.

REAPPOINTMENT AND REMUNERATION OF AUDITORS

The directors of the Company recommend the reappointment of KPMG LLP, Chartered Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is also recommended that the remuneration to be paid to the auditors be determined by the directors of the Company.

The persons named as proxyholders in the accompanying proxy, if not expressly directed to the contrary, will vote the Common Shares for which they have been appointed proxyholder to reappoint KPMG LLP as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors.

Principal Accountant Fees and Services

Pre-Approval Policies and Procedures

The Company’s Audit, Finance and Risk Committee (the “Audit Committee”) annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.

All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer of the Company to further ensure that adherence to this policy is monitored.

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP’s global fees relating to the years ended December 31, 2014 and December 31, 2013 are as follows:

US$000s	2014	2013
Audit Fees	1,594	1,653
Audit-Related Fees	58	125
Tax Fees	91	68

Total	1,743	1,846

Each fee category is described below.

Audit Fees

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an “integrated audit” performed by KPMG LLP globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.

Audit-Related Fees

Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the accounting or disclosure treatment of other transactions.

Tax Fees

Tax fees for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.

ADVISORY “SAY ON PAY” VOTE ON APPROACH TO EXECUTIVE COMPENSATION

A detailed discussion of our approach to executive compensation is provided in the Executive Compensation Discussion and Analysis that begins on page 34 of this Information Circular. As stated there, the main objective of our executive compensation program is to attract, retain and engage high-quality and high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.

Important elements of our executive compensation program are designed to be dependent upon measures that align with returns to shareholders. For the executive officers, a significant percentage of the short-term incentive award is dependent on achieving certain levels of “Modified Return on Capital Employed” but also on a broad variety of measures that we believe drive our share price. In the case of the long-term incentive plan, the value of PSUs is dependent upon the compounded shareholder return calculated over a three-year period and stock options/Stock Appreciation Rights (“SARs”) (which vest over a three-year period) have no value if the underlying share price does not increase.

We also believe in the importance of executives owning Common Shares to more fully align management with the interests of shareholders and focus activities on developing and implementing strategies that create and deliver long-term value for shareholders. Therefore, the CEO and all other executive officers have significant share ownership requirements.

At the 2011 annual meeting, we held our first annual advisory vote on executive compensation (commonly referred to as a “say on pay vote”) and 98.8% of shares were voted in favour of accepting the Company’s approach to executive compensation. At each subsequent annual meeting of shareholders, over 98% of shares were voted in favour. It is the Board’s intention that the say on pay vote will be only one part of the ongoing process of engagement between shareholders and the Board on compensation. The Board has also put in place a web-based survey to enable shareholders to give feedback on our approach to executive compensation. See page 24 for more information on the survey.

This is an advisory vote and the results will not be binding upon the Board. However, the Board will take the results of the vote into account, together with any feedback received from shareholders through the web-based survey, when considering future compensation policies, procedures and decisions. Shareholders will be asked at the Meeting to consider and, if deemed advisable, to adopt the following resolution that is based on the model say on pay resolution formulated by the Canadian Coalition for Good Governance:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2015 annual and special meeting of shareholders.

The Board unanimously recommends that shareholders vote FOR the resolution. Unless instructed otherwise, the persons named in our form of proxy will vote FOR the resolution.

CONFIRMATION OF BY-LAW NO. 5

On September 18, 2014, the Board, on the recommendation of the Corporate Governance Committee, repealed By-Laws No. 1, 2 and 3 of the Company (the “Original By-Laws”) and replaced them, in their entirety, with By-Law No. 4. The purpose of replacing the Original By-laws with By-Law No. 4 was to (i) make minor changes to the Company’s by-laws to reflect evolving corporate governance practices and (ii) adopt advance notice provisions similar to advance notice provisions adopted by other TSX-listed companies.

Following the adoption by the Board of By-Law No. 4, Institutional Shareholder Services (“ISS”) released its updated proxy voting guidelines for TSX-listed companies (the “ISS Proxy Voting Guidelines”). Among other things, the ISS Proxy Voting Guidelines include guidance with respect to advance notice provisions. While the advance notice provisions included in By-Law No. 4 were in substantial compliance with the ISS Proxy Voting Guidelines, By-Law No. 4 included certain customary provisions that ISS regards as potentially problematic. On January 29, 2015, the Board, on the further recommendation of the Corporate Governance Committee, repealed By-Law No. 4 and adopted By-Law No. 5 in its place. The purpose of replacing By-Law No. 4 with By-Law No. 5 is to ensure that the advance notice provisions included in the Company by-laws are fully consistent with the ISS Proxy Voting Guidelines.

The following is a summary only of the principal differences between By-Law No. 5 and the Original By-Laws and is qualified by reference to the full text of By-Law No. 5 attached as Schedule B to this Information Circular. The full text of By-Law No. 5 has also been filed with the Canadian Securities Administrators under the Company’s profile on SEDAR at www.sedar.com.

Corporate Governance Amendments

By-Law No. 5 reflects a number of amendments that have been made to ensure that the Company’s by-laws remain consistent with evolving corporate governance practices and the published guidelines of major proxy advisory firms. In particular, By-Law No. 5 reflects the amendment of the Company’s by-laws to:

•

increase the quorum requirements for meetings of shareholders from (a) two persons present in person or representing by proxy issued shares of the Company representing at least 20% of the votes entitled to be cast at such meeting to (b) two persons present in person or representing by proxy issued shares of the Company representing at least 25% of the votes entitled to be cast at such meeting;

•	increase the quorum requirements for meetings of the Board from two directors to a majority of the directors; and

•	eliminate the casting vote previously granted to the chair of a Board meeting.

Advance Notice Provisions

By-Law No. 5 also includes advance notice provisions (the “Advance Notice Provisions”) which establish a clear framework for the provision of advance notice by shareholders intending to nominate directors at a meeting of shareholders. In general, the Advance Notice Provisions:

•	set a deadline in advance of a shareholders’ meeting at which directors are to be elected for a shareholder to notify the Company of its intention to nominate one or more directors;

•	set forth the information that the nominating shareholder must include for such notice to be valid; and

•	require the Company to disclose the information included in such a notice to be disclosed to shareholders as soon as practicable following receipt.

In order for a nomination to be timely, the nominating shareholder must deliver written notice to the Company:

•

in the case of an annual meeting of shareholders, not less than 30 days before the date of the meeting; provided, however, that if the annual meeting is to be held on a date that is less than 50 days after the date on which the annual meeting was publicly announced, notice must be given not later than the close of business on the tenth day following such public announcement; and

•

in the case of a special meeting (which is not also an annual meeting) of shareholders, not later than the close of business on the fifteenth day following the day on which the special meeting is publicly announced.

In order to be valid, a written notice of election must include the information enumerated in paragraph 26 of By-Law No. 5. The Company may, in addition, require the proposed nominee to furnish such additional information as may reasonably be required by the Company to determine the eligibility of the proposed nominee to serve as an independent director of the Company or that would be relevant to a reasonable shareholder’s understanding of the independence and/or qualifications of such nominee. The Company will disclose such information to shareholders of the Company as soon as reasonably practical in order to ensure that shareholders can exercise their voting rights in an informed manner.

Under the Advance Notice Provisions, the chair of the applicable meeting will have the authority to determine whether a nomination was made in accordance with the Advance Notice Provisions and, if the proposed nomination is not in compliance with such provisions, to declare that such defective nomination may be disregarded. The Board may, in its sole discretion, waive any requirement of the Advance Notice Provisions.

The Board believes that the Advance Notice Provisions set out a clear and transparent process for shareholders who intend to nominate directors at a meeting of shareholders. In particular, the Board believes that the Advance Notice Provisions provide shareholders with a reasonable timeframe for notifying the Company of their intention to nominate a director and a reasonable framework for ensuring that nominating shareholders are required to disclose to the Company such information concerning the proposed nominee as is mandated by applicable securities laws. In addition to ensuring an orderly and efficient meeting process, this framework will ensure that all shareholders are treated fairly by ensuring that all shareholders, including those participating in a meeting by proxy rather than in person, have sufficient time and information to exercise their voting rights in a fully informed manner.

The Advance Notice Provisions do not interfere with the ability of shareholders to requisition a meeting or to nominate directors by way of a shareholder proposal in accordance with the Canada Business Corporations Act.

Resolution to Confirm By-Law No. 5

By-Law No. 5 is in effect until it is confirmed, confirmed as amended or rejected by shareholders at the Meeting and, if confirmed at the Meeting, will continue in effect. Accordingly, shareholders are being asked to confirm By-Law No. 5 at the Meeting so that it may continue in effect from and as of January 29, 2015.

The resolution to confirm By-Law No. 5 is as follows:

“RESOLVED THAT:

1.

By-Law No. 5 of the Company, in the form attached as Schedule “B” to the Information Circular of the Company dated March 6, 2015, be and is hereby confirmed as made by the board of directors of the Company as a new by-law of the Company; and

2.

Any officer of the Company be and is hereby authorized to take such actions as such officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.”

The resolution must be passed, with or without amendment, by not less than a majority of votes cast by shareholders who vote in person or by proxy in respect of the resolution at the Meeting. No shareholders are excluded from voting in respect of the resolution.

The Board unanimously recommends that the shareholders vote FOR the resolution to confirm By-Law No. 5, a copy of which is attached as Schedule B to this Information Circular. Unless instructed otherwise, the persons named in the proxy relating to the Meeting will vote FOR the resolution to confirm By-Law No. 5.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries.

PART III CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

Corporate governance is a key priority for the Company. We define corporate governance as having the appropriate processes and structures in place to ensure that our business is managed in the best interests of our shareholders while keeping in mind the interests of all stakeholders. We believe good corporate governance is critical to the Company’s effective, efficient and prudent operation.

The Company is a Canadian reporting issuer with its Common Shares listed on the TSX and the NASDAQ Global Market. In Canada, we are subject to securities regulations that impose on us a requirement to disclose certain corporate governance practices that we have adopted. Canadian regulations also provide guidance on various corporate governance practices that companies like ours should adopt. The Company also monitors corporate governance developments in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. A brief description of our corporate governance practices follows.

1. Board of Directors

The Board has adopted a set of Corporate Governance Principles to provide for a system of principled goal-setting, effective decision-making and ethical actions. A copy of the Corporate Governance Principles can be found in Schedule A attached to this Information Circular and on our website.

2015 Board Objectives

Every year the Board establishes a set of “Board Objectives” which are dominant themes that the Board wishes to focus particular attention on during the year. In late 2014, the Board established several key objectives for 2015 including:

•	continue to focus on Responsible Care;

•	provide close stewardship of key capital projects;

•	provide close stewardship of the key aspects of the Company’s growth strategy;

•	develop a better understanding around plant reliability, maintenance and turnaround issues;

•	provide close stewardship of natural gas feedstock issues in Egypt, Trinidad and North America; and

•	maintain focus on talent attraction and development challenges in connection with execution of the growth strategy.

The status of each objective is discussed at each Board meeting.

Committees of the Board of Directors

The Board has established five standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. In addition, from time to time the Board may establish an ad hoc committee for discussing matters of a special nature.

All current Committee members, with the exception of the Company’s former President and CEO, Mr. Bruce Aitken, have been determined to be independent in accordance with NASDAQ rules and Canadian securities regulations and no Committee member was during 2014, or is currently, an officer or employee of the Company or any of its subsidiaries. The following table lists each of our standing Committees, its members and a summary of its key responsibilities.

Committee	Members	Meetings in 2014 (#)	Overall Attendance (%)	Summary of Key Responsibilities
Audit, Finance and Risk Committee(1)	A. Terence Poole (Chair)(2) Howard Balloch John Reid Janice Rennie	7	100

•    assisting the Board in fulfilling its oversight responsibility relating to:

•    the integrity of the Company’s financial statements

•    the financial reporting process

•    systems of internal accounting and financial controls

•    professional qualifications and independence of the external auditors

•    performance of the external auditors

•    risk management processes

•    financing plans and pension plans

•    compliance by the Company with ethics policies and legal and regulatory requirements

Corporate Governance Committee	Monica Sloan (Chair) Robert Kostelnik Douglas Mahaffy	3	100

•    establishing the appropriate composition and governance of the Board, including compensation of all non-management directors

•    recommending nominees for election or appointment as directors

•    annually assessing and enhancing the performance of the Board, Board Committees and Board members

•    shaping the corporate governance of the Company and developing corporate governance principles for the Company

•    monitoring compliance by the Company with ethics policies and legal and regulatory requirements

•    providing oversight of the director education program

Human Resources Committee	John Reid (Chair) Douglas Mahaffy Janice Rennie	3	100

•    approving the goals and objectives of the CEO and evaluating his performance

•    reviewing and recommending to the Board for approval the remuneration of the Company’s executive officers

•    approving the remuneration of all other employees on an aggregate basis

•    reviewing the Company’s compensation policies and practices from a risk perspective

•    approving the executive compensation discussion and analysis

•    reporting on the Company’s organizational structure, officer succession plans, total compensation practices, human resource policies and executive development programs

•    recommending grants and administrative matters in connection with the long-term incentive plan

Public Policy Committee	Howard Balloch (Chair) Bruce Aitken Phillip Cook A. Terence Poole	2	100

•    reviewing public policy matters that have a significant impact on the Company, including those relating to government relations and public affairs

•    overseeing the Company’s Social Responsibility Policy

Responsible Care Committee	Phillip Cook (Chair) Bruce Aitken Robert Kostelnik Monica Sloan	3	100

•    reviewing matters relating to the environment and occupational health and safety issues that impact significantly on the Company

•    overseeing the Company’s Responsible Care Policy and reviewing the policies and standards that are in place to ensure that the Company is carrying out all of its operations in accordance with the principles of Responsible Care

(1)

The mandate of the Audit, Finance and Risk Committee, together with the relevant education and experience of its members and other information regarding the Audit, Finance and Risk Committee, may be found in the “Audit Committee Information” section of the Company’s Annual Information Form for the year ended December 31, 2014.

(2)	Mr. Poole has been designated as the “audit committee financial expert.”

Director Independence

Independence Status of Directors

Name	Management	Independent	Not Independent
Bruce Aitken			x
Howard Balloch		x
Phillip Cook		x
John Floren	x		x
Thomas Hamilton		x
Robert Kostelnik		x
Douglas Mahaffy		x
A. Terence Poole		x
John Reid		x
Janice Rennie		x
Monica Sloan		x
Margaret Walker		x

Ten of the 12 nominees (83%) who are standing for election to the Board have been determined by the Board to be independent in accordance with NASDAQ rules and Canadian securities regulations. Mr. Floren is the President and CEO of the Company and is therefore not independent. Mr. Aitken is not independent as he was President and CEO of the Company until his retirement at the end of 2012.

In accordance with our Corporate Governance Principles, the Board must be composed of a substantial majority of independent directors. The mandates of the Audit, Finance and Risk Committee, the Corporate Governance Committee and the Human Resources Committee state that these committees must be composed wholly of independent directors. In addition, our Corporate Governance Principles provide that, if the Chairman of the Board is not independent, the independent directors on the Board shall select from among themselves a Lead Independent Director.

In 2014, all Committees were constituted exclusively of independent directors with the exception of the Public Policy and Responsible Care Committees. Mr. Aitken is a member of these two Committees and will not be considered independent until three years have passed from his date of retirement as President and CEO of the Company at the end of 2012. Mr. Floren, in his capacity as President and CEO of the Company, and Mr. Hamilton, in his capacity as Chairman of the Board, attend Committee meetings.

Other Directorships and Interlocking Relationships

Several of the nominees are directors of other reporting issuers. For details, please refer to the biographies for each nominee under “Election of Directors”.

There are currently no nominees who serve together as directors on the boards of other corporations or acted together as trustees for other entities.

In Camera Sessions

Following each in-person meeting of the Board, an “in camera” session is held at which only independent directors are in attendance as provided in our Corporate Governance Principles. In addition, an in camera session is usually held following each in-person Committee meeting. In 2014, there was an in camera session after every Board and Committee meeting.

Meeting Attendance Records

The combined Board and Committee meeting attendance rate for all directors in 2014 was 100%. For information concerning the number of Board and Committee meetings held in 2014, as well as the attendance record of each director for those meetings, see the chart on page 12.

2. Board Mandate

Section 3 of the Company’s Corporate Governance Principles contains the Board mandate that describes the Board’s responsibilities. A copy of the Corporate Governance Principles can be found in Schedule A attached to this Information Circular and on our website at www.methanex.com.

Board Strategy Oversight

The Board oversees the annual strategic planning process to develop and monitor our strategic direction. Each July, the Board and management hold a full day strategy session that provides detailed information on the business environment and trends affecting the Company and identifies foreseeable opportunities and risks. Comprehensive action items and follow-up are agreed during this session. The strategy is then revised accordingly and submitted to the Board for final review and endorsement at the September Board meeting.

The Board is provided with a strategy update at each regularly scheduled Board meeting throughout the year which tracks the progress of each strategic initiative.

3. Position Descriptions

Board Chairman and Committee Chairs

The Board has developed written position descriptions (which we call “Terms of Reference”) for the Chairman of the Board, each Committee Chair and for Individual Directors. These Terms of Reference can be found on our website. Section 4 of the Corporate Governance Principles also sets out the responsibilities of each director.

President and Chief Executive Officer

The President and CEO has a written position description that sets out the position’s key responsibilities. In addition, the President and CEO has specific annual corporate and personal performance objectives that he is responsible for meeting. These objectives are reviewed, approved and tracked during the year by the Board through the Human Resources Committee. See “Short-Term Incentive Plan” on page 40 for more complete information on these objectives.

4. Orientation and Continuing Education

To familiarize directors with the role of the Board, its Committees, the directors and the nature and operation of the Company’s business, all directors are provided with information covering a wide range of topics including:

•	duties of directors and directors’ liabilities

•	board and committee governance documents

•	the Company’s Code of Business Conduct

•	strategic plans, operational reports and budgets

•	important corporate policies

•	recent regulatory filings and analyst reports

•	our corporate and organizational structure

Updated information is available to all directors on an ongoing basis. In addition, the Company encourages directors to meet with senior management and to visit our operations and plant locations.

The Board recognizes the importance of ongoing education for directors. The Company’s Corporate Governance Principles state that directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. The Company and all of our directors are members of the Institute of Corporate Directors (“ICD”) and the Company pays the cost of this membership. A number of our directors have attended courses and programs offered by ICD. The Company also encourages directors to attend other appropriate continuing education programs and the Company contributes to the cost of attending such programs. As well, written materials likely to be of interest to directors that have been published in periodicals, newspapers or by legal or accounting firms are routinely forwarded to directors or included in a “supplemental reading” section in Board and Committee meeting materials. Furthermore, the Company also believes that serving on other corporate and not-for-profit boards is a valuable source for ongoing education.

The Corporate Governance Committee is responsible for overseeing the director education program and, based on feedback from all directors, the program focuses primarily on providing the directors with more in-depth information about key aspects of our business, including the material risks and opportunities facing the Company. Directors provide input into the agenda for the education program and management schedules presentations and seminars covering these areas, some of which are presented by management and others by external consultants or experts.

The Board and its Committees received a number of presentations in 2014 focused on deepening the Board’s knowledge of the business, the industry and the key risks and opportunities facing the Company. Presentation topics included gas to liquids technology, the Chinese methanol market, US regulatory issues impacting the Company, emissions management issues, energy trends and Master Limited Partnership structures. The Board also received a comprehensive report on our corporate crisis management plan and communications plans.

In addition, Board meetings are periodically held at a location where the Company has methanol production operations or significant commercial activities. In November 2014, the Board met in New Plymouth, New Zealand where the Company has its Motunui and Waitara Valley facilities. This site visit gave directors an opportunity to receive various presentations focused on these facilities. Presentations covered the New Zealand oil and gas sector as well as both community and plant issues in New Plymouth. The visit also gave directors an extended opportunity to interact with employees, business associates, government officials and community members as well as tour the methanol production facilities. In 2014, all directors attended all internal Board education sessions.

5. Ethical Business Conduct

Code of Business Conduct

The Company has a written Code of Business Conduct (the “Code”) that applies to all employees, officers and directors. It provides a set of standards to help them avoid wrongdoing and to promote honest and ethical behaviour while conducting the Company’s business. The Code also establishes a confidential “whistle-blower” hotline for reporting suspected violations of the Code. The Code is reviewed annually by the Board. A copy of the Code can be found on our website and on SEDAR at www.sedar.com. A printed version is also available upon request to the Corporate Secretary of the Company.

The Board monitors compliance with the Code primarily through the Audit, Finance and Risk Committee and the Corporate Governance Committee. These Committees receive regular updates on matters relating to the Code, including an annual report on the activities undertaken by management to maintain and increase Code awareness throughout the organization and the results of surveys designed to determine employee understanding and awareness of the Code.

The Code states that suspected Code violations, whether received through the whistle-blower hotline or otherwise, are to be reported to the legal department and that the Vice President, Legal shall investigate the matter. The Corporate Governance Committee is made aware of all such reports. Furthermore, the Chairman of the Board and the Chair of the Audit, Finance and Risk Committee are advised of all reports that concern accounting or audit matters and the Chair of that Committee and the Vice President, Legal together determine how such matters should be investigated. In addition, the Audit, Finance and Risk Committee receives quarterly notices from the Vice President, Legal of any concerns received regarding accounting, internal accounting controls, and auditing matters.

No material change report has been filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

Transactions Involving Directors or Officers

The Code contains a specific provision relating to the need for directors, officers and all employees to avoid conflicts of interest with the Company. Furthermore, the Corporate Governance Committee is mandated to consider questions of independence and possible conflicts of interest of directors and officers. To that end, each director and officer completes an annual questionnaire in which they report on all transactions material to the Company in which they have a material interest. A report of all transactions involving the Company and the directors and executive officers is provided to the Corporate Governance Committee.

Recoupment Policy

The Company has a Recoupment Policy that provides for the forfeiture of options, shares or share units or repayment of cash compensation received by employees in certain circumstances where the employee is involved in wrongdoing. For more information on this policy, please see page 45.

Other Measures

The Board takes other steps to encourage and promote a culture of ethical business conduct. First, under the Company’s Corporate Governance Principles, the Board has an obligation to satisfy itself as to the integrity of the CEO and other executive officers and that they are creating a culture of integrity throughout the organization. On an annual basis, the Corporate Governance Committee considers and reports to the Board on this issue. In addition, Company employees are surveyed annually on issues concerning the Code, including whether they are satisfied that the senior leadership at their sites consistently conducts itself ethically and honestly.

In addition to the Code, the Company has several other policies governing ethical business conduct, including the following:

•

Competition Law Policy – provides employees with an understanding of the Company’s policy of compliance with all competition laws and information concerning the activities that are permitted and prohibited when dealing with competitors, customers and other parties.

•

Confidential Information and Trading in Securities Policy – provides guidelines to employees with respect to the treatment of confidential information and advises Company insiders when it is permissible to trade securities of the Company. This policy also prohibits insiders from purchasing financial instruments designed to hedge or offset a decrease in the market value of Company’s shares that they hold. Furthermore, insiders are prohibited from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.

•

Corporate Gifts and Entertainment Policy – provides guidelines to Company employees on the appropriateness of gifts, gratuities or entertainment that may be offered to or accepted from third parties with whom the Company has commercial relations.

•	Corrupt Payments Prevention Policy – prohibits the payment or receipt of bribes and kickbacks by the Company’s employees and agents. Facilitation payments are also prohibited.

•	Political Donation Policy – prohibits all political donations by the Company.

The Company’s employees regularly receive either web-based or in-person compliance training that focuses on ethical business conduct and the foregoing policies. In addition, employees and directors who are considered “insiders” under Canadian securities laws have been provided with training concerning their obligations and responsibilities under Canadian securities laws.

6. Nomination of Directors

Nominating Committee and Nomination Process

The Board has established the Corporate Governance Committee as its nominating committee. The Committee is composed entirely of independent directors. A summary of the key responsibilities of the Corporate Governance Committee can be found under “Committees of the Board of Directors” beginning on page 17.

The Corporate Governance Committee is responsible for identifying new candidates to stand as nominees for election or appointment as directors to the Board. The Corporate Governance Committee uses a skills matrix to assist in this process. On an annual basis, the Corporate Governance Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Corporate Governance Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Corporate Governance Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new directors to fill any gaps. In January 2014, the Corporate Governance Committee completed a thorough review of the Board skills matrix to ensure alignment with the Company’s corporate strategy. Following is a summary of the agreed skills matrix that sets out the various skills and experience categories and the Corporate Governance Committee’s determination as to how many directors on the Board should possess those skills and experience.

Skills and Experience	Target Number of Non-Management Directors
Leadership	4
Industry knowledge and experience	6
Finance	2
Government and public affairs	2
Board experience	7
Health, safety and environment issues	1
International perspective	5
Energy	2-3
Understanding of North American natural gas feedstock issues	3-4
Experience growing a foreign company’s presence in China	1-2
Ambitious business growth – large capital projects execution	1
Ambitious business growth – strategies and risks	2-3

In identifying potential director candidates, the Corporate Governance Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, board dynamics and personal characteristics. In addition, diversity (as described more fully below) is considered when identifying potential director candidates. Desirable individual characteristics include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination.

Suitable director candidates have, over the past several years, been identified through the use of an executive search firm retained under the authority of the Corporate Governance Committee. The selection process is led by the Chair of the Corporate Governance Committee and all Committee members and the Chairman of the Board are routinely updated on the process and the individuals being considered. The Chair of the Corporate Governance Committee, the Chairman of the Board, the CEO and, where appropriate, other directors or senior executives meet in person with the candidate to discuss his or her interest and ability to devote the time and resources required to meet the Company’s expectations for directors. The recommended candidate is then formally considered by the Corporate Governance Committee and, if approved, the candidate is recommended to the Board.

Diversity

On March 6, 2015, the Board approved a new Diversity Policy applicable to both employees and directors of the Company. The full text of the Diversity Policy can be found on the Company’s website at www.methanex.com.

A summary of our Diversity Policy is as follows:

The Company recognizes the importance of diversity, including gender diversity, at all levels of the Company including the Board and the executive team. We believe that diversity is important for both Board and organizational effectiveness. We have identified three key diversity attributes:

(a)	Experiential (education, business and functional experience);

(b)	Demographic (age, gender, ethnicity, nationality, geography); and

(c)	Personal (personality, interests, values).

These diversity attributes are essential for creating an appropriate balance of skills, experience, independence and knowledge required for the Board, the senior management team and the Company as a whole.

These diversity attributes, which specifically include gender diversity, are factored into the recruitment and decision making process when new Board and executive appointments are made. When engaging external search consultants to identify future candidates for Board or executive roles, such consultants are requested to take full account of all aspects of diversity in preparing their candidate list to provide a diverse and balanced slate where possible. Ultimately, appointments are based on merit, measured against objective criteria.

In 2015, we will develop measures to ensure the Diversity Policy is effectively implemented and we will report and disclose in the following year our progress in achieving the objectives of this policy. The Board will measure the effectiveness of the Diversity Policy by monitoring the initiatives undertaken by the Company to promote diversity within the organization, and ensuring that balanced slates of candidates are presented for board searches where possible.

Although we are committed to continue increasing the proportion of women on the Board and in senior management, no targets have been adopted. The Corporate Governance Committee and management’s foremost priority is to ensure the Company has the best possible leadership. Accordingly, appointments will continue to be made on merit measured against objective criteria to select the best candidate for Board and executive officer positions. However, as noted above, we have processes in place to promote the presentation of a diverse slate of candidates during any new director and senior management search process.

The current number and proportion (in percentage) of directors on the Board who are women are two of 11 members, or 18%. If all nominated directors are elected at the Meeting, the number and proportion who are women will be three of 12 members, or 25%.

The current number and proportion (in percentage) of executive officers of the Company who are women are two of six members, or 33%.

Majority Voting for Directors

The Board has a policy that states that any nominee for election as a director at an annual general meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour will be deemed not to have received the support of shareholders. A director elected in such circumstances will tender his or her resignation to the Chair of the Corporate Governance Committee and that Committee will review the matter and make a recommendation to the Board. The Board will accept the resignation unless there are exceptional circumstances. The Board will, within 90 days of the annual general meeting, issue a public release either announcing the resignation of the director or justifying its decision not to accept the resignation.

If the resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation. This policy applies only to uncontested director elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.

Following the annual general meeting, voting results for directors are issued in a press release and filed on SEDAR at www.sedar.com.

7. Director and Officer Compensation

Director and officer compensation is determined by the Board. The process followed for determining director compensation is described commencing on page 27 and the process followed for executive compensation is described commencing on page 37.

8. Shareholder Survey on Executive Compensation

The Board appreciates the importance that shareholders place on executive compensation and believes that it is important to engage shareholders on this topic. With this in mind, the Company has again put in place a web-based survey to enable our shareholders to provide feedback on our approach to executive compensation as disclosed in this Information Circular. We intend to run this web-based survey on an annual basis. This year, the survey is accessible to shareholders at the Investor Relations section of our website (www.methanex.com) from March 19, 2015 (the date this Information Circular was filed with securities regulators) until June 30, 2015. In order to submit comments, you are asked to provide your name and confirm that you are a current shareholder. Shareholders may comment generally or on specific aspects of our executive compensation and may provide as much detail as they wish. Shareholders who choose to provide an e-mail address may be contacted in order for the Board to better understand their particular concerns. All comments will be provided to the Chair of the Human Resources Committee and discussed at the July 2015 Human Resources Committee meeting to determine whether any actions should be taken to address concerns raised. We will provide a report on this process in our annual disclosure documents next year. In 2014, we did not receive any feedback from shareholders on our shareholder survey on executive compensation.

9. Assessments

The Company’s Corporate Governance Principles state as follows:

Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include both a peer and self-evaluation and a confidential discussion with the Chairman.

Our Board conducts an annual performance evaluation and the Corporate Governance Committee oversees the process. The process is designed to evaluate the effectiveness and contribution of the Board, its Committees and individual directors. Results of the process are reported to the Board. In 2014, the process included the following:

Evaluation of the Chairman of the Board

Directors were provided with an opportunity to evaluate the Chairman of the Board’s performance and to make suggestions for improvement. Directors provided comments on issues that addressed the conduct of Board meetings, leadership issues and the Chairman’s ability to facilitate positive contributions from other directors. Results were tabulated by the Corporate Secretary and were provided to the Chair of the Corporate Governance Committee who then had a private conversation with the Chairman. The content of that conversation was reported by the Chair of the Corporate Governance Committee to the full committee at its September 2014 meeting.

Evaluation of the Board as a Whole

Directors were asked to comment on the general operation and organization of the Board, based on a number of particular elements, and rate the effectiveness of the Board. They were also asked to identify the most significant Board accomplishments over the past year, areas for improvement and particular practices that should be considered for adoption by the Board in order to increase its effectiveness.

Results were tabulated and comments were consolidated by the Corporate Secretary, provided to the Chairman of the Board and then presented to both the Corporate Governance Committee and the Board at their September 2014 meetings.

Evaluation of Committees

Directors were asked to evaluate the Committees in general, as well as the specific Committees on which they sit. Directors provided comments on a number of criteria including the appropriateness of the Committee structure and the reporting of Committee activities to the Board, as well as the operation of the Committees on which they sit based on a number of particular elements, and how the effectiveness of those Committees could be improved.

Comments were consolidated by the Corporate Secretary, provided to the Chairman of the Board and then presented to both the Corporate Governance Committee and the Board at their September 2014 meetings. Each Committee also reviewed the results of its individual Committee evaluation.

Evaluation of Individual Directors

Directors were provided with an opportunity to evaluate their own effectiveness, comment on their peers’ effectiveness and have a private conversation with the Chairman of the Board regarding their performance and the performance of their fellow directors. Directors evaluated themselves and their peers based on a number of criteria, including their understanding of our business, contribution on strategic issues, interaction with management and areas of personal strength. The Corporate Secretary received all questionnaires and each director was provided with an individualized report that included the comments received regarding that director’s performance from peers (on an anonymous basis). These reports were also provided to the Chairman of the Board who then conducted a confidential discussion with each director. The Chairman of the Board reported to the Corporate Governance Committee at its September 2014 meeting regarding this process.

10. Director Tenure

On March 6, 2015, the Board approved a Director Tenure Policy. Our Board is committed to maintaining an appropriate balance between director retention and renewal. We believe that continuity on the Board is an asset and is essential to an effective and well-functioning Board. As it takes a number of years to acquire sufficient company specific knowledge and the nature of the chemical industry has historically had long market cycles, the Company places great value on longer serving directors for their experience and organizational memory.

However, we also value board renewal and believe it is critical to ensuring that we have a high performing board over the long term. Turnover in Board membership provides an opportunity to enhance diversity of perspectives and adds significant value through the ongoing input of fresh ideas and new knowledge.

The Director Tenure Policy does not include term limits for directors nor mandatory retirement age provisions. Instead, the Policy outlines other processes that the Board has adopted to effectively manage board renewal, including:

•	annual evaluations of individual directors to monitor the effectiveness of each director’s contribution (discussed in more detail under the heading “Evaluation of Individual Directors” above);

•

the Corporate Governance Committee and the Chairman of the Board annually review the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity and effectiveness; and

•

the Chairman of the Board and the Chair of the Governance Committee are responsible for developing a long-term board succession plan which incorporates input from one-on-one discussions between the Chairman of the Board and each Board member, including discussions regarding estimated future retirement dates for each Board member. This plan is reviewed and updated on an annual basis after the Chairman of the Board completes his one-on-one evaluation meeting with each Board member.

11. Management Succession Planning

The Company has detailed succession plans for each executive officer and each of such officer’s direct reports. For more information on the Company’s succession planning process, please see page 36.

12. Board’s Role in Risk Management Process

The Board’s mandate provides that the Board is responsible for identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business. The Audit, Finance and Risk Committee’s mandate also states that the Audit, Finance and Risk Committee is responsible for reviewing with management, at least annually, the Company’s processes to identify, monitor, evaluate and address important enterprise-wide strategic and business risks.

Management annually undertakes a formal risk review process that includes identifying the principal strategic risks of the Company, assessing the Company’s strategy to mitigate each risk and determining accountability. The results of this process are documented, reviewed and discussed by the Audit, Finance and Risk Committee and the Board. Notwithstanding these formal processes, the Board recognizes that risk management and oversight is a dynamic and continuous process.

In addition, the Board, through the Audit, Finance and Risk Committee, oversees the Company’s risk management strategies and programs, including insurance programs, related to the Company’s key operational risks such as health and safety, shipping and financial risks. As well, the Human Resources Committee annually reviews the Company’s compensation policies and practices to confirm their alignment with the Company’s risk management principles and that they do not encourage inappropriate or excessive risk-taking nor are they reasonably likely to have material adverse effect on the Company. For more information on this review process, please see page 35.

PART IV COMPENSATION

COMPENSATION OF DIRECTORS

All amounts in this section “Compensation of Directors” are shown in Canadian dollars except where otherwise noted.

Objective and Design of the Director Compensation Program

We are the world’s largest producer and supplier of methanol with sales and operations around the globe and revenues of approximately USD $3.2 billion in 2014. As such, the main objective of the Company’s director compensation program is to attract and retain directors with international experience, a broad range of relevant skills and knowledge and the ability to successfully carry out the Board’s mandate. The Board’s mandate can be found in section 3 of our Corporate Governance Principles which are attached to this Information Circular as Schedule A and can also be found on our website at www.methanex.com.

Directors of the Company are required to devote significant time and energy to the performance of their duties. The Terms of Reference for Individual Directors and the Corporate Governance Principles set forth an extensive list of responsibilities and expectations for the Board as a whole and for each individual director. Directors are expected to prepare for and attend an average of six Board meetings per year, participate on Committees and ensure that they stay informed about the Company’s business and the rapidly changing global business environment. Therefore, to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations, the Board believes that the Company must offer a competitive compensation package.

Our director compensation program is designed primarily to:

•	compensate directors for applying their knowledge, skills and experience in the performance of their duties;

•	align the actions and economic interests of the directors with the interests of long-term shareholders; and

•	encourage directors to stay on the Board for a significant period of time.

Director compensation is paid only to non-management directors and is comprised primarily of cash fees (including an annual retainer) and a share-based long-term incentive award. Non-management directors are not eligible to receive stock options under the terms of the Company’s Stock Option Plan. The Directors’ Total Compensation table on page 30 sets out the total compensation earned by the directors in 2014.

As part of this compensation program, the directors also have share ownership requirements. See “Directors’ Share Ownership Requirements” on page 33 for more details. The Board believes that share ownership requirements further promote the objectives of director retention and alignment with long-term shareholders.

Process for Determining Director Compensation

The Corporate Governance Committee, composed entirely of independent directors, is responsible for annually recommending to the Board for approval the target compensation for the independent directors, including the appropriate compensation elements and the target compensation for each element.

The Corporate Governance Committee reviews director compensation at least every two years and did so in 2013, retaining an independent consultant, Towers Watson, to conduct a review of director compensation. The Corporate Governance Committee has determined that the target compensation level for directors should be competitive with the 50th percentile of a comparator group. The comparator group of companies used for the purposes of reviewing and determining executive compensation was updated by the Human Resources Committee in 2013 to consist of North American-based companies in the chemicals, mining and oil and gas industries with global operations which, where possible, operate in a commodity-based or cyclical business. This same comparator group was used by the Corporate Governance Committee for reviewing and determining director compensation and is listed below.

Agrium* Albemarle Corporation Ashland Axiall Corp. (prev Georgia Gulf) Baytex Energy Corp.* Cabot Corporation Celanese Corporation Centerra Gold* * denotes Canadian companies	Chemtura Corporation Cytec Industries Inc. FMC Corporation Goldcorp Inc.* IAMGOLD Corp.* International Flavors & Fragrances Inc. Koppers Holdings Olin Corporation	PolyOne Corporation Potash Corporation of Saskatchewan* Rockwood Holdings Sherritt International Corporation* Talisman Energy Inc.* The Valspar Corporation Westlake Chemical Corporation

Based on the Corporate Governance Committee’s review and the advice of its independent consultant, the Corporate Governance Committee determined during its 2013 review that fees paid to directors for attendance at specific Board and Committee meetings should be eliminated and, instead, the annual retainer should be increased. In addition, it was determined that Committee chairs be paid an additional lump sum amount in recognition of their additional workload and in lieu of being paid an additional amount on a per meeting basis as was the case in 2013 and in prior years. These changes were made in order to better reflect directors’ responsibilities which are broader than simply attending meetings and took effect at the beginning of 2014.

Elements of Director Compensation

Director compensation is comprised of two elements, namely (i) annual retainer and other fees and (ii) long-term incentive awards. Each element is described in detail below.

Annual Retainer and Other Fees

During the year ended December 31, 2014, annual retainer and other fees were paid to non-management members of the Board on the following basis:

Annual retainer for a non-management director (excluding the Chairman of the Board)	$90,000	annual
Annual retainer for the Chairman of the Board	$180,000	annual
Annual retainer for Committee Chairs (with the exception of the Chair of the Audit, Finance and Risk Committee)	$10,000	annual
Annual retainer for the Chair of the Audit, Finance and Risk Committee	$20,000	annual
Annual retainer for members of the Audit, Finance and Risk Committee, including the Chair	$10,000	annual
Board meeting or Committee meeting attendance fee	Nil
Cross-country or intercontinental travel fee to attend Board or Committee meetings	$2,500	per trip
Travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings (and not for orientation purposes upon joining the Board)	$2,500	per day

Notwithstanding that Board and Committee meeting attendance fees are no longer payable, if over 10 Board meetings are held in a year, the Corporate Governance Committee has the discretion to determine whether additional meeting fees are appropriate.

In 2014, the Chairman of the Board received a flat fee annual retainer and did not receive any additional fees; however, he is eligible to receive the travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings.

Long-Term Incentive Awards - Restricted Share Unit Plan for Directors

Directors are awarded RSUs under the Company’s Restricted Share Unit Plan for Directors as part of the annual long-term incentive component of their compensation. Directors may elect to receive their RSU award in the form of DSUs, which are more fully described in the following section. In addition, commencing in 2014, directors who are in compliance with their share ownership requirements may elect to receive the cash equivalent of their RSU award. The table below summarizes the long-term incentive awards granted to directors in 2015 and 2014:

	2015	2014
Chairman of the Board	3,200 RSUs or DSUs	2,800 RSUs or DSUs
All other non-management directors	1,600 RSUs or DSUs	1,400 RSUs or DSUs

RSUs are notional shares credited to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s RSU Account. RSUs granted in any year, together with applicable dividend equivalents, will vest on December 1, in the 24th month following the end of the year in which the award was made. Following vesting, directors are entitled to receive a cash payment based on the weighted average closing price of the Common Shares on the TSX during the last 15 days prior to the vesting date, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders.

The Board believes that the long-term incentive awards granted to directors both compensate the directors for the performance of their duties and also promote director retention and alignment with the interests of long-term shareholders. The target dollar value of such award (“Target LTI Dollar Value”) is determined by the Corporate Governance Committee during its review of director compensation and is targeted to be similar to the awards granted to non-management directors in the 50th percentile of the comparator group as discussed under “Process for Determining Director Compensation.” For 2015 and in 2014, the Target LTI Dollar Value was $90,000 for each non-management director and $180,000 for the Chairman of the Board. In 2014 and 2015, each non-management director received the number of RSUs (or DSUs) determined by dividing the Target LTI Dollar Value by the weighted average closing price of the Common Shares on the TSX for the 90-day period ending on January 31 of the applicable year, and then rounded. This date is used to allow for alignment between target values and actual grant values.

Deferred Share Unit Plan (Director DSUs)

Under the Company’s Deferred Share Unit Plan (the “DSU Plan”), each non-management director elects annually to receive 100%, 50% or 0% of his or her retainer and other fees as DSUs. The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five-day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, directors must elect to become a member of the DSU Plan by December 31 in any year in order to be eligible to receive DSUs in the following calendar year. Directors may also elect to receive their long-term incentive awards in the form of DSUs. See the section above “Long-Term Incentive Awards – Restricted Share Unit Plan for Directors”.

DSUs held by a director are redeemable only after the date on which the director retires as a director of the Company or upon death (“Termination Date”), and a lump-sum cash payment, net of any withholdings, is made after the director chooses a valuation date. For DSUs granted on or after March 2, 2007, a director may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the director cannot choose a date retroactively. For DSUs granted prior to March 2, 2007, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.

The Board believes that providing directors with the alternative of receiving their cash fees and long-term incentive awards in the form of DSUs, which may not be redeemed until retirement or death, further promotes director retention and alignment with the interests of long-term shareholders.

Stock Options

Non-management directors ceased being granted stock options in 2003. No non-management director currently holds any stock options. However, Mr. Aitken currently has outstanding stock options with tandem SARs that he acquired prior to his retirement as President and CEO of the Company at the end of 2012.

Perquisites

Certain minor out-of-pocket expenses incurred by directors are paid for by the Company. All such expenses, if any, are included in the “All Other Compensation” column found in the Directors’ Total Compensation table.

Directors’ Total Compensation

The following table sets out what each director earned by way of annual retainer, other fees and long-term incentive awards for 2014.

Director	Annual Retainer ($)	Annual Retainer for Committee Chairs ($)	Annual Retainer for Audit Committee Chair ($)	Annual Retainer for Audit Committee Members ($)	Travel Fees & Ad hoc site visit fees(1) ($)	Total Fees Earned(2) ($)	Share-Based Award(3) ($)	All Other Comp- ensation(4) ($)	Total ($)
Bruce Aitken	90,000	—	—	—	5,000	95,000	112,266	74,512	281,778
Howard Balloch	90,000	10,000	—	10,000	20,000	130,000	90,000	46,656	266,656
Phillip Cook	90,000	10,000	—	—	15,000	115,000	90,000	6,215	211,215
John Floren(5)
Thomas Hamilton	180,000	—	—	—	—	180,000	224,532	12,339	416,871
Robert Kostelnik	90,000	—	—	—	20,000	110,000	112,266	7,703	229,969
Douglas Mahaffy	90,000	—	—	—	15,000	105,000	90,000	44,476	239,476
A. Terence Poole	90,000	—	20,000	10,000	12,500	132,500	112,266	49,034	293,800
John Reid	90,000	10,000	—	10,000	2,500	112,500	112,266	44,775	269,541
Janice Rennie	90,000	—	—	10,000	2,500	102,500	112,266	20,035	234,801
Monica Sloan	90,000	10,000	—	—	2,500	102,500	112,266	51,366	266,132

Total	990,000	40,000	20,000	40,000	95,000	1,185,000	1,168,128	357,111	2,710,239

(1)

Travel fees are paid per trip for cross-country or intercontinental travel to attend Board or Committee meetings or for site visits undertaken separate and apart from attendance at Board or Committee meetings (and not for orientation purposes upon joining the Board).

(2)

This column includes all retainers and travel fees earned during 2014, including any paid in DSUs. Under the DSU Plan, non-management directors may elect to receive 100%, 50% or 0% of their retainer and meeting fees as DSUs. The DSU Plan is more fully described under “Deferred Share Unit Plan (Director DSUs)” on page 29. In 2014, no director elected to receive DSUs in lieu of fees.

(3)

This column reflects the grant date fair value of RSUs and DSUs received by directors in 2014 as long-term incentive awards. The value shown is calculated by multiplying the number of RSUs or DSUs awarded in 2014 by the closing price of the Common Shares on the TSX on March 6, 2014, the day before such share units were granted, being $80.19. The grant date fair value shown in this column is the same as the accounting fair value. Directors can elect to receive their long-term incentive awards as RSUs or DSUs. Commencing in 2014, if share ownership requirements are met, directors can elect to receive the value of their long-term incentive award as cash, being $90,000. Please see Long-Term Incentive Awards—Restricted Share Unit Plan for Director on page 28 for more information. In 2014, Messrs. Balloch, Cook and Mahaffy made such election and it was paid quarterly.

(4)

This column is made up of the value of additional share units earned by directors in 2014 (RSUs and/or DSUs as applicable and, in the case of Mr. Aitken, it also includes PSUs) corresponding to dividends being declared on Common Shares during 2014. See “Long-Term Incentive Awards – Restricted Share Unit Plan for Directors” on page 28 and “Deferred Share Unit Plan (Director DSUs)” on page 29 for more information on dividend equivalents. With respect to dividend equivalent DSUs, the value of dividend equivalent additional DSUs is calculated by multiplying the number of such units by the Canadian dollar closing price of the Common Shares of the TSX on the day that such units were credited. With respect to dividend equivalent RSUs and PSUs, the value of dividend equivalent additional RSUs and PSUs is calculated by multiplying the number of such units by the weighted average Canadian dollar closing price of the Common Shares of the TSX for the 15 trading days prior to the day that such units were credited. No other perquisites were paid in 2014.

(5)

Mr. Floren is President and CEO of the Company and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 50 for information on Mr. Floren’s compensation in 2014.

Directors’ Outstanding Share-Based Awards

The following table shows the number of share-based awards received as long-term incentives held by each director as at December 31, 2014. Directors do not receive stock options.

	Outstanding Share-Based Awards as at December 31, 2014
Director	Shares or Units of Shares that Have Not Vested(2) (#)	Market or Payout Value of Share-Based Awards that Have Not Vested(2) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(3) ($)
Bruce Aitken(1)	4,523	241,393	—
Howard Balloch	—	—	1,258,731
Phillip Cook	3,100	165,447	—
John Floren(4)	—	—	—
Thomas Hamilton	7,495	400,008	—
Robert Kostelnik	4,523	241,393	—
Douglas Mahaffy	—	—	1,456,521
A. Terence Poole	—	—	2,499,797
John Reid	3,100	165,447	1,278,105
Janice Rennie	4,523	241,393	628,752
Monica Sloan	3,100	165,447	1,249,925

(1)	This table does not include share-based awards granted to Mr. Aitken in his capacity as President and CEO of the Company prior to his retirement at the end of 2012.
(2)

These columns reflect the number and value of outstanding unvested RSUs as at December 31, 2014 and include dividend equivalent RSUs credited since the date of the original RSU grants. The value of the RSUs outstanding is calculated by multiplying the number of RSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2014, being $53.37.

(3)

This column reflects the value of vested DSUs received as long-term incentive awards (“LTI DSUs”) held by each director as at December 31, 2014, and includes dividend equivalent LTI DSUs credited since the date of the original LTI DSU grants. The value of the LTI DSUs is calculated by multiplying the number of LTI DSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2014, being $53.37.

(4)

Mr. Floren was President and CEO during 2014 and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 50 for information on Mr. Floren’s compensation in 2014.

The following table shows the total number and value of DSUs, including both DSUs received in lieu of fees and as a long-term incentive award (“Outstanding DSUs”), held by each non-management director as at December 31, 2014 and includes dividend equivalent Outstanding DSUs credited since the date of the original Outstanding DSU grants. The value is calculated by multiplying the number of Outstanding DSUs by the closing price of the Common Shares on the TSX on December 31, 2014, being $53.37. The actual amount paid to a director on settlement of Outstanding DSUs depends on the valuation date chosen by the director, and the valuation date may be retroactive in the case of Outstanding DSUs granted prior to March 2, 2007. See “Deferred Share Unit Plan (Director DSUs)” on page 29 for more detailed information regarding the DSU Plan and the valuation date that directors may choose.

	Number of Outstanding DSUs as at Dec. 31, 2014			Value of Outstanding DSUs as at Dec. 31, 2014
Director	Granted prior to Mar. 2, 2007	Granted on or after Mar. 2, 2007	Total DSUs Held	($)
Bruce Aitken	—	—	—	—
Howard Balloch	—	44,569	44,569	2,378,648
Phillip Cook	—	—	—	—
Thomas Hamilton	—	—	—	—
Robert Kostelnik	—	—	—	—
Douglas Mahaffy	—	42,487	42,487	2,267,531
A. Terence Poole	18,124	28,715	46,839	2,499,797
John Reid	18,799	20,905	39,704	2,119,002
Janice Rennie	—	11,781	11,781	628,752
Monica Sloan	21,284	21,856	43,140	2,302,382

Directors’ Share-Based Awards – Value Vested during the Year

The following table shows the aggregate dollar value realized by each director upon vesting of share-based awards during 2014. Directors do not receive stock options and do not receive any non-equity incentive plan compensation.

	Share-Based Awards – Value Vested during the Year
	Number Vested during 2014 (#)					Value Vested during 2014 ($)
	RSUs(1)	DSUs(2)			Total	RSUs(3)	DSUs(2)			Total
Director	Long-Term Incentive Awards	Granted in Lieu of Fees(4)	Long-Term Incentive Awards(5)	Dividend Equivalents(6)		Long-Term Incentive Awards	Granted in Lieu of Fees(4)	Long-Term Incentive Awards(5)	Dividend Equivalents(6)
Bruce Aitken(7)	—	—	—	—	—	—	—	—	—	—
Howard Balloch	—	—	—	721	721	—	—	—	46,656	46,656
Phillip Cook	3,896	—	—	—	3,896	248,124	—	—	—	248,124
John Floren(8)
Thomas Hamilton	5,896	—	—	—	5,896	375,539	—	—	—	375,539
Robert Kostelnik	3,896	—	—	—	3,896	248,124	—	—	—	248,124
Douglas Mahaffy	—	—	—	688	688	—	—	—	44,476	44,476
A. Terence Poole	—	—	1,400	758	2,158	—	—	112,266	49,034	161,300
John Reid	—	—	1,400	642	2,042	—	—	112,266	41,560	153,826
Janice Rennie	3,896	—	—	191	4,087	248,124	—	—	12,333	260,457
Monica Sloan	3,896	—	1,400	698	5,994	248,124	—	112,266	45,151	405,541

(1)

This column represents RSUs that were awarded in 2012 and vested on December 1, 2014, together with dividend equivalent RSUs credited in respect thereof. See “Long-Term Incentive Awards – Restricted Share Unit Plan for Directors” on page 28 for more information.

(2)

DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual retainer and other fees as DSUs. Directors may also elect to receive their long-term incentive award in the form of DSUs. Additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. See “Deferred Share Unit Plan (Director DSUs)” on page 29 for more information.

(3)

The value of the RSUs shown in this column reflects the amount actually paid to directors for RSUs that vested on December 1, 2014, calculated in accordance with the terms of the RSU Plan by multiplying the number of vested units (including fractional units) by the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to the vesting date, being $63.69.

(4)	These columns reflect the number and value of DSUs received in lieu of fees earned in 2014, as elected by non-management directors. No director elected to receive DSUs in lieu of fees in 2014.
(5)

These columns reflect the number and value of DSUs granted to directors in 2014 as long-term incentive awards. The value shown is the grant date fair value (which is the same as accounting fair value) and is calculated by multiplying the number of DSUs awarded in 2014 by the closing price of the Common Shares on the TSX on March 6, 2014, the day before such share units were granted, being $80.19. Directors can elect to receive their long-term incentive award as RSUs or DSUs, or the cash equivalent. See “Long-Term Incentive Awards—Restricted Share Unit Plan for Directors” on page 28 for more information.

(6)

These columns reflect dividend equivalent additional DSUs credited on outstanding DSUs in 2014, and the value is calculated by multiplying the number of such additional DSUs by the closing price of the Common Shares on the TSX on the day that such DSUs were credited.

(7)

This table does not include share-based awards granted to Mr. Aitken in his capacity as President and CEO of the Company prior to his retirement at the end of 2012. With respect to PSUs awarded to Mr. Aitken in his capacity as President and CEO of the Company, 80,035 of his PSUs vested on December 31, 2014. These PSUs were awarded in 2012 and include dividend equivalent PSUs credited in respect thereof. In accordance with the terms of the PSU Plan, Mr. Aitken will receive $4,253,866 in March 2015. This amount is calculated in accordance with the terms of the PSU Plan by multiplying the number of vested units (including fractional units) by the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to the vesting date, being $53.15.

(8)

Mr. Floren was President and CEO during 2014 and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 50 for information on Mr. Floren’s compensation in 2014.

Directors’ Share Ownership Requirements

Since 1998, the Company has had share ownership guidelines for directors to promote shareholder alignment and, in early 2011, these became a requirement. Following the director compensation review in 2013, it was determined that, commencing in 2014, each non-management director must own shares having a value equal to at least 2 times his or her total retainer, which includes both the cash and equity components of the retainer. In the event a share price change results in a director falling below the minimum shareholding requirement, that director has one year in which to meet the requirement. RSUs, DSUs and 50% of PSUs held by a director are considered when determining whether the individual is meeting the share ownership requirements. All new directors have a reasonable period of time within which to meet their share ownership requirement.

The following table shows, among other things, the number of Common Shares, RSUs and DSUs (and PSUs for Mr. Aitken) held by each director as at March 6, 2015 compared to the number of Common Shares, RSUs and DSUs (and PSUs for Mr. Aitken) held as at March 7, 2014 and the percentage of the requirement achieved for each director based on their holdings as at March 6, 2015.

Director	Director Since	As At	Common Shares Held(1) (#)	Share Units Held (#)		Total Common Shares and Share Units Held (#)	Total At-Risk Value of Common Shares and Share Units(2) ($)	Value of Common Shares and Share Units Required to Meet Requirement(3) ($)	Percentage of Requirement Achieved (%)	Amount at Risk as a Multiple of Annual Retainer	Meets Requirement
				RSUs	DSUs
Bruce Aitken (4)(5)	Jul-04	Mar 6, 2015	121,289	4,523	—	159,160	9,167,616	360,000	2,547	101.9	Yes
		Mar 7, 2014	136,289	4,450	—	200,823	13,503,339
		Change	-15,000	+73	—	-41,663	-4,335,723
Howard Balloch	Dec-04	Mar 6, 2015	1,700	—	44,569	46,269	2,665,094	360,000	740	29.6	Yes
		Mar 7, 2014	1,700	—	43,848	45,548	3,062,648
		Change	—	—	+721	+721	-397,554
Phillip Cook	May-06	Mar 6, 2015	20,000	4,700	—	24,700	1,422,720	360,000	395	15.8	Yes
		Mar 7, 2014	20,000	6,905	—	26,905	1,809,092
		Change	—	-2,205	—	-2,205	-386,372
John Floren(6)	Jan-13
Thomas Hamilton(7)	May-07	Mar 6, 2015	24,000	10,695	—	34,695	1,998,432	720,000	278	11.1	Yes
		Mar 7, 2014	24,000	13,209	—	37,209	2,501,933
		Change	—	-2,514	—	-2,514	-503,501
Robert Kostelnik	Sep-08	Mar 6, 2015	21,000	6,123	—	27,123	1,562,285	360,000	434	17.4	Yes
		Mar 7, 2014	18,300	8,305	—	26,605	1,788,920
		Change	+2,700	-2,182	—	+518	-226,635
Douglas Mahaffy	May-06	Mar 6, 2015	1,900	—	42,487	44,387	2,556,691	360,000	710	28.4	Yes
		Mar 7, 2014	—	—	41,799	41,799	2,810,565
		Change	+1,900	—	+688	+2,588	-253,874
A. Terence Poole(8)	Feb-94	Mar 6, 2015	36,500	—	48,439	84,939	4,892,486	360,000	1,359	54.4	Yes
		Mar 7, 2014	36,500	—	46,081	82,581	5,552,746
		Change	—	—	+2,358	+2,358	-660,260
John Reid	Sep-03	Mar 6, 2015	10,000	3,100	41,304	54,404	3,133,670	360,000	870	34.8	Yes
		Mar 7, 2014	10,000	3,050	39,062	52,112	3,504,011
		Change	—	+50	+2,242	+2,292	-370,341
Janice Rennie	May-06	Mar 6, 2015	3,000	4,523	11,781	19,304	1,111,910	360,000	309	12.4	Yes
		Mar 7, 2014	2,000	8,305	11,590	21,895	1,472,220
		Change	+1,000	-3,782	+191	-2,591	-360,310
Monica Sloan	Sep-03	Mar 6, 2015	4,000	3,100	44,740	51,840	2,985,984	360,000	829	33.2	Yes
		Mar 7, 2014	4,000	6,905	42,442	53,347	3,587,052
		Change	—	-3,805	+2,298	-1,507	-601,068

(1)	This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised.
(2)

For 2015, this value is calculated using $57.60 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 6, 2015. For 2014, this value is calculated using $67.24 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 7, 2014.

(3)

Commencing in 2014, the director share ownership requirements state that non-management directors are to hold Common Shares and/or share units equal to at least two times their total retainer, which includes both the cash and equity components of the retainer.

(4)

Mr. Aitken retired as President and CEO at the end of 2012 and he holds PSUs acquired while in that position. As at March 6, 2015 Mr. Aitken held 33,348 PSUs (representing 50% of his total PSU ownership), and as at March 7, 2014 Mr. Aitken held 60,084 PSUs (representing 50% of his total PSU ownership). This is a decrease of 26,736 PSUs.

(5)	Mr. Aitken’s Total Common Shares and Share Units Held include his PSUs as noted in footnote (4).
(6)

Mr. Floren is President and CEO and therefore does not receive any compensation as a director. See “Share Ownership Requirements” on page 49 for information regarding Mr. Floren’s holdings and ownership requirements.

(7)	Mr. Hamilton is Chairman of the Board and his share ownership requirement is $360,000 being two times his total retainer of $180,000.
(8)	Mr. Poole resigned as a director in June 2003 and was reappointed in September 2003.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Summary

This summary provides an overview of the Company’s executive compensation philosophy and program:

•

The main objective of our executive compensation program is to attract, retain and engage high-quality, high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders. (The objectives are more fully described on page 35.)

•

We believe in pay-for-performance, which is why approximately 81% of the President and CEO’s target compensation and 70% of other Named Executive Officer’s (each, an “NEO”) target compensation is at risk and linked to a combination of individual and corporate performance goals, compounded shareholder return and share price performance. (Elements of executive compensation are more fully described on page 39.)

•

The total compensation earned by the NEOs, including the realized and unrealized value of previously granted long-term incentive awards, aligns with cumulative total shareholder return over time. (The pay-for-performance link is more fully illustrated under the heading “Trend in Total Shareholder Return Compared to Trend in Executive Compensation” on page 46.)

•

Compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long term to increase shareholder value. The Human Resources Committee and the Board have concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. (Compensation policies and practices risk review are more fully described on page 35.)

•

The elements of the executive compensation program, in total, are targeted to provide compensation to executives at the 50th percentile of the aggregate total compensation for organizations in our comparator group. Actual payouts under these programs can be above or below the median based on individual or company performance. (The process for determining executive compensation is more fully described on page 37.)

•

The components of NEO compensation are: base salary, cash-based short-term incentive awards, equity-based long-term incentive awards (including stock options/stock appreciation rights and performance share units), benefits, perquisites and pensions. (Each component of NEO compensation is more fully described beginning on page 39.)

•

Short-term incentive awards are linked directly to annual goals and performance, consistent with the Company’s pay-for-performance philosophy. (The short-term incentive plan is more fully described on page 40.)

•

Long-term incentives are used to align executive officer actions with long-term goals and shareholder interests, providing rewards consistent with the creation of shareholder value. They also help the Company retain executives and assist executives in meeting their share ownership requirements. (The long-term incentive plan is more fully described on page 43.)

•

Executives are provided with a single, fixed amount, taxable perquisite allowance for financial planning, automobile, social club, health, fitness and household security in lieu of individual allowances for each perquisite. Executives participate in group benefit and registered defined contribution retirement programs on the same terms as other employees. Since there are tax limits on the retirement benefits that may be paid from the registered plan, Canadian-based executives also participate in a defined contribution supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. (Benefits are more fully described on page 45 and retirement plans are more fully described on page 53.)

Objectives and Design of the Executive Compensation Program

We are committed to operational excellence as part of our business strategy and this commitment extends to our search for, and retention of, executive talent. As such, the main objective of our executive compensation program is to attract, retain and engage high-quality, high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.

The objectives of the Company’s executive compensation program are to:

•

compensate executives competitively for the leadership, specific skills, knowledge and experience required to perform their duties and achieve annual financial targets and non-financial performance goals;

•	align the actions and economic interests of executives with the interests of long-term shareholders; and

•	encourage retention of executives.

All of our employees, including each of our executive officers, set yearly personal performance goals that are aligned with the Company’s overall strategic goals. The personal performance goals are designed to be challenging yet attainable. The annual personal performance goals of the CEO are approved by the Board and the CEO approves the annual personal performance goals for the Company’s executive officers, including the other NEOs.

The Human Resources Committee annually reviews and recommends to the Board the remuneration of executive officers. The Human Resources Committee has determined that our executive compensation program should be designed to be competitive with the 50th percentile of a comparator group of North American-based chemical companies with global operations and should be comprised of base salary, short-term incentive plan, long-term incentive plan, perquisites and benefits. All of these elements are discussed in detail below.

The Company also believes in the importance of our executives owning Company shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver long-term value for shareholders. Therefore, as part of our executive compensation program, the CEO, each NEO and all other senior officers have significant share ownership requirements. For more information, see “Share Ownership Requirements” on page 49.

The Company’s overarching performance goal is to sustainably increase returns to shareholders. In a capital-intensive, long-cycle business, our goals require that we operate our assets efficiently and cost-effectively, optimize our overall asset portfolio and deploy capital wisely over the medium- and long-term. We strive to align executive pay to performance against these goals and, over time, through a mix of short- and long-term incentive programs. With this in mind, significant elements of executive compensation are designed to be dependent upon measures that align with these objectives.

For all executive officers in 2014, 70% of the short-term incentive award was dependent on achieving certain levels of “Modified Return on Capital Employed” (Modified ROCE, which is more fully described on page 41) and the remaining 30% was based on personal performance objectives designed to incentivize executive officers to achieve annual performance targets that are aligned with our corporate strategy. In the case of the long-term incentive plan, the value to executives of PSUs is dependent upon the compounded shareholder return calculated over a three-year period. Stock options/Stock Appreciation Rights (“SARs”)/Tandem SARs (“TSARs”) have no value if the underlying share price does not increase from the date that the stock options/SARs/TSARs are awarded. The plan expressly prohibits the re-pricing of options or the exchange of underwater options for cash or other awards.

Compensation Policies and Practices Risk Review

The mandate of the Human Resources Committee requires an annual review of the Company’s compensation policies and practices to confirm that they align with the Company’s risk management principles and that they do not encourage inappropriate or excessive risk-taking nor are they reasonably likely to have a material adverse effect on the Company. The Company’s compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long-term to increase shareholder value. The Human Resources Committee and the Board have concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In its deliberations, the Human Resources Committee considered, among other things, the following key features of such policies and practices:

•

limits on short-term incentive and PSU awards, based on pre-defined plan provisions and calculation formulae (these plans are more fully described on page 40 under the heading “Short-Term Incentive Plan” and page 44 under the heading “Performance Share Unit Plan”);

•

proportionately greater award opportunity derived from the long-term incentive plan compared to the short-term incentive plan, creating a greater focus on sustained performance over time (the target executive compensation mix is more fully described on page 39 under the heading “Elements of Executive Compensation”);

•

the application of a Modified ROCE metric that aligns employees with the balanced objectives of increasing revenues, reducing costs and managing net assets is a significant component of the short-term incentive award (this metric is more fully described on page 40 under the heading “Corporate Performance Component”);

•

use of two distinct long-term incentive vehicles—PSUs and stock options/SARs/TSARs—that vest over a number of years, thereby providing strong incentives for sustained operational and financial performance (the long-term incentive plans are more fully described on page 43 under the heading “Long-Term Incentive Plan”);

•

a long-term incentive plan that has overlapping performance periods, such that at any one time multiple potential awards are affected by current year performance, thereby encouraging and rewarding sustained high levels of performance (the long-term incentive plans are more fully described on page 43 under the heading “Long-Term Incentive Plan”);

•

share ownership requirements for all executive officers and share ownership guidelines for all management employees, monitored annually by the Human Resources Committee, to ensure alignment with shareholder interests over the long-term (share ownership requirements are more fully described on page 49 under the heading “Share Ownership Requirements”);

•

Human Resources Committee and Board discretion to adjust payouts under both the short-term incentive plan and the long-term incentive plan to reflect the core operating performance of the business (this discretion is more fully described on page 37 under the heading “Process for Determining Executive Compensation”);

•

incorporation of an individual performance rating, ranging from 0% to 200%, as a factor in the total short-term incentive calculation, thereby enabling the Human Resources Committee to direct a zero payout to any executive in any year if the individual executive is deemed to have sufficiently poor performance or is found to have engaged in activities that pose a financial, operational or other undue risk to the Company (the short-term incentive plan is more fully described on page 40 under the heading “Short-Term Incentive Plan”);

•	formal recoupment policy applicable to both cash and equity compensation of all employees (the Recoupment Policy is more fully described on page 45 under the heading “Recoupment Policy”); and

•	formal hedging policy applicable to insiders, which includes all of the Company’s executive officers (the hedging policy is more fully described on page 46 under the heading “Hedging”).

Succession Planning and Leadership Development

Developing internal talent is a strategic priority for the organization. In order to support our growth initiatives, we need a strong bench of internal candidates for every key leadership position. We have a robust succession and talent management program designed to build and preserve organizational capability and to minimize succession risk by proactively assessing, identifying and developing leadership talent at all leadership levels, including the executive level, within the organization. The executive team discusses organizational talent at every face-to-face meeting and also conducts an in-depth talent review session each year where members of the global management team and other high potential employees are discussed and assessed from all levels in the organization. Development plans are put in place for all high-potentials and succession candidates and tracked throughout the year.

We offer an integrated suite of customized global leadership development programs for all levels of leaders in the organization. The objectives of these various programs include developing leadership and management skills, commercial and business acumen, global business knowledge, and cultural fluency. These programs range in length from customized two-day workshops for our frontline leaders to more in-depth programs for senior leaders delivered over an eight-month period. We also support meaningful and varied on-the-job experiences and assignments to optimize both business performance and individual development. Every year, the Human Resources Committee reviews the progress made in developing current and future leaders through the succession and talent management program and leadership development programs, with particular focus on the executive officers and potential successors to executive officer roles. The Human Resources Committee and the Board are satisfied that well-qualified internal candidates exist or are being developed for all executive positions, including the President and CEO position.

Process for Determining Executive Compensation

The Human Resources Committee is responsible for compensation matters with respect to executive officers. The Human Resources Committee, as of the date of this Information Circular, consists of three members (Mr. Reid, Mr. Mahaffy and Ms. Rennie), all of whom are independent directors. None of the members of the Human Resources Committee is, or was during the most recently completed financial year, an officer or employee of the Company or any of its subsidiaries; was formerly an officer of the Company or any of its subsidiaries; has any indebtedness to the Company or any of its subsidiaries; or has any material interest, or any associates or affiliates that have a material interest, direct or indirect, in any actual or proposed transaction since the beginning of the Company’s most recently completed financial year that has materially affected or would materially affect the Company or any of its subsidiaries.

All members of the Human Resources Committee have direct experience with executive compensation through their previous executive positions and their service on human resources/compensation committees at other organizations. In their executive positions, all members participated in compensation, benefits and related decisions; implemented or evaluated the design of the Company’s executive compensation programs; and gained experience in other areas of human resources, such as talent management, succession planning, performance management and performance-based compensation. The Human Resources Committee receives an annual update from Meridian Compensation Partners on recent trends, regulatory changes and key issues regarding executive compensation and compensation governance and how they relate to the Company. In addition, all members take relevant professional development courses to maintain the currency of their knowledge in the area of executive compensation.

Mr. Reid, the Chair of the Human Resources Committee, was the Chief Executive Officer of BC Gas/Terasen between 1997 and 2005. Mr. Reid has been a member of the Human Resources Committee at Finning International since 2009 and has chaired that committee since 2010. Mr. Mahaffy was the Chief Executive Officer of McLean Budden between 1989 and 2008. Mr. Mahaffy has been a member of the Human Resources and Compensation Committee of the Canada Pension Plan Investment Board since 2009, was a member of the Human Resources Committee at Stelco between 1994 and 2006 and chaired that committee between 1997 and 2001. Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness at EPCOR Utilities between 2004 and 2005. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies. Ms. Rennie has been a member of the Compensation Committee at Teck Resources since 2008 and chaired that committee from 2008 to 2014, a member of the People and Compensation Committee at WestJet since 2011, a member of the Compensation Committee of West Fraser Timber since 2012, and was a member of the Corporate Governance, Compensation and Nominating Committee at Capital Power between 2009 and 2012.

As part of its mandate, the Human Resources Committee annually reviews and recommends to the Board for approval the remuneration of the Company’s executive officers, including the NEOs identified in the table on page 39 under the heading “The Company’s Named Executive Officers.” The Human Resources Committee periodically reviews the levels of compensation for executive officers and obtains advice from independent consultants in that regard. A thorough competitive assessment was conducted by Towers Watson in June 2013, with the previous assessment in November 2010. For the 2013 assessment, Towers Watson provided benchmark market data and analysis based on compensation data published in information circulars by our recently revised list of comparator group companies (see revised list below). The analysis conducted in 2013 showed that, relative to the 2010 assessment, the Company’s competitive positioning on total direct compensation remained relatively consistent at 6% above the 50th percentile (2% above in 2010). However, compared with the new comparator group, our executive compensation pay mix at that time provided an emphasis on fixed rather than variable compensation for certain members of the executive team. Towers Watson recommended the Human Resources Committee shift the applicable executive officers’ pay mix to decrease the weighting on fixed compensation and increase the weighting on variable compensation in order to better align our executive pay mix with the comparator group and to ensure the pay mix is consistent for all members of the executive team. The Human Resources Committee approved these recommendations and they were implemented in 2014. The Human Resources Committee plans to conduct a full market review of executive compensation again in 2015.

The Human Resources Committee also obtains the advice and recommendations of the CEO with respect to compensation matters pertaining to the Company’s other executive officers. Towers Watson and Meridian Compensation Partners, from time to time, are retained to advise the Human Resources Committee on specific executive compensation matters raised by the Committee. However, the Human Resources Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by compensation advisors. Both the Human Resources Committee and the Board have the ability to exercise discretion in awarding compensation. As an example, owing to the sharp but short-lived decline in the Company’s share price in late 2008 and early 2009 as a result of the global financial crisis, the Board exercised this discretion in 2009 with respect to the annual stock option and PSU grants. The Board determined that the 2009 stock option and PSU grant sizes be based on the average stock price over the entire 2008 year rather than over the last 90 days of the year as is the usual practice. This resulted in smaller stock option and PSU grants than otherwise would have been determined, since the Board wanted to ensure the 2009 grants would not be excessive if the stock price quickly returned to pre-financial crisis levels.

Total compensation for executive officers includes base salary, short-term incentives, long-term incentives, perquisites and benefits. Total compensation is established to be competitive with the 50th percentile of the aggregate total compensation for organizations in a comparator group of companies. Base salaries only for executives located outside of North America may be adjusted based on local base salary data. In 2013, the Human Resources Committee reviewed the comparator group used to establish total compensation for executive officers. Given that the Company has no publicly traded peers in the methanol industry only, with input from Meridian Compensation Partners, the Human Resources Committee looked for a good sample of peer companies of similar size, complexity and industry. The Committee selected a larger comparator group of 23 companies (compared with the previous group of 12 used since 2007) comprised of North American-based companies in the chemicals, mining and oil and gas industries with global operations, and, where possible, operate in a commodity-based or cyclical business. Our current comparator group includes the following companies:

Agrium* Albemarle Corporation Ashland Axiall Corp. (prev Georgia Gulf) Baytex Energy Corp.* Cabot Corporation Celanese Corporation Centerra Gold* * denotes Canadian companies	Chemtura Corporation Cytec Industries Inc. FMC Corporation Goldcorp Inc.* IAMGOLD Corp.* International Flavors & Fragrances Inc. Koppers Holdings Olin Corporation	PolyOne Corporation Potash Corporation of Saskatchewan* Rockwood Holdings Sherritt International Corporation* Talisman Energy Inc.* The Valspar Corporation Westlake Chemical Corporation

Compensation Consultants

The Human Resources Committee retains independent consultants from time to time to obtain advice and recommendations regarding executive compensation matters; however, the Human Resources Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by its independent consultants. The Chair of the Human Resources Committee approves the scope of all executive compensation work by independent consultants and approves the invoices related to this work. In March 2013, the Human Resources Committee’s mandate was amended to clarify that the Human Resources Committee has the authority to retain compensation consultants, independent legal counsel and other advisors, as well as the direct responsibility for the appointment, compensation and oversight of such advisors. The Human Resources Committee also has the responsibility under its mandate to consider independence factors before selecting such advisors.

The Human Resources Committee first retained Towers Watson (then Towers Perrin) in 2007. Towers Watson’s mandate for executive compensation in 2014 included three items:

1)	an independent review of the Company’s current compensation policies and practices to identify any risks related to such policies and practices;

2)	a look forward total take analysis of CEO compensation; and

3)	general executive compensation advice.

Other services that Towers Watson provides to the management of the Company include ongoing consulting and third-party administration services for executive supplemental retirement plans and employee pension plans and occasional non-executive compensation data and assistance. The Human Resources Committee and the Board are aware of, but do not pre-approve, these non-executive services requested by management. Towers Watson’s written mandate to the Human Resources Committee outlines Towers Watson’s role and terms of reference as the independent consultant to the Human Resources Committee, and this includes confirmation that Towers Watson has well-established safeguards to maintain the independence of its executive compensation consultants, which include compensation protocols, internal reporting relationships and formal policies to prevent any potential conflict of interest.

During 2014, the Human Resources Committee also retained Meridian Compensation Partners (“Meridian”) to conduct a simulation to determine whether the Company would likely meet proxy advisor performance threshold tests. Meridian also provided an update to the Human Resources Committee at its July 2014 meeting on recent trends related to executive compensation in North America, particularly with regard to compensation governance oversight, issues and processes. Meridian provides consulting services only with respect to executive compensation, with approximate fees to the Company during 2014 of CAD $20,700. Total fees paid to Towers Watson and Meridian over the past three years are listed in the table below. All amounts in the following table are in Canadian dollars.

			All Other Fees
	Executive Compensation-Related Fees ($)		Consulting and Third-Party Administration Services Fees for Employee Pension Plans ($)	Consulting and Third-Party Administration Services Fees for Executive Supplemental Retirement Plans ($)	Non-Executive Compensation-Related Fees ($)	Total All Other Fees ($)	TOTAL FEES ($)
2014	98,000		120,600	47,100	0	167,700	265,700
2013	174,300	(1)	121,300	24,000	15,300	160,600	334,900
2012	82,000		148,000	37,000	0	185,000	267,000

(1)	The Executive Compensation-Related Fees for 2013 include $26,700 related to fees for the review of director compensation.

The Company’s Named Executive Officers (NEOs)

The 2014 NEOs of the Company are listed in the table below:

Named Executive Officer	Office Held	Principal Occupations and Positions during Last Five Years

John Floren	President and CEO	President and CEO since January 1, 2013; prior thereto Senior Vice President, Global Marketing and Logistics since June 2005.

Ian Cameron	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer since January 1, 2013; prior thereto Senior Vice President, Corporate Development and Chief Financial Officer of the Company from November 2010 to December 31, 2012; prior thereto Senior Vice President, Finance and Chief Financial Officer since January 2003.

Mike Herz	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development since January 1, 2013; prior thereto Vice President, Marketing and Logistics, Asia Pacific since August 2008.

Vanessa James	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics since January 1, 2013; prior thereto Vice President, Marketing and Logistics, North America since August 2008.

Harvey Weake	Senior Vice President, Global Manufacturing	Senior Vice President, Global Manufacturing since January 1, 2014; prior thereto Senior Vice President, Asia Pacific since October 2005.

Elements of Executive Compensation

All amounts in this section “Elements of Executive Compensation” are in Canadian dollars except where otherwise noted.

The 2014 target executive compensation mix is illustrated in the table below. As mentioned above, the pay mix for some executive officers shifted in 2014 to put greater emphasis on variable compensation and less emphasis on fixed compensation to align with the pay mix of executives in our comparator group as well as the pay of the Company’s other executives. The President and CEO’s pay mix was adjusted to align with the comparator group when he was appointed in January 2013. The pay mix of the remaining executives was shifted in either 2013 or 2014.

	Percentage of Target Total Direct Compensation
	Base Salary	Short-Term Incentive Award	Total Cash Compensation	Stock Options/ SARs/TSARs	PSUs	Total Equity	Total Compensation “At Risk”	Total Direct Compensation
CEO	19%	19%	38%	31%	31%	62%	81%	100%
All Other NEOs	30%	18%	48%	26%	26%	52%	70%	100%

All of the elements of executive compensation are summarized in the following table and described in more detail below.

Total Direct Compensation				Indirect Compensation
Base Salary	Short-Term Incentive Award	Long-Term Incentives	+	Benefits	Retirement Plans
Pay for role and capability	Pay for achievement of annual strategic performance goals	Pay for future performance and retention		Investment in employee health and well-being as well as perquisites	Investment in financial security after retirement
	“At-Risk” Awards	“At-Risk” Payouts

Base Salary

Base salaries are intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties. Base salaries for executive officers are established within a salary range, the midpoint of which is targeted to be at the 50th percentile of the comparator group of companies as discussed under “Process for Determining Executive Compensation” on page 37. Base salaries for executives located outside of North America may be adjusted based on local base salary data. Initial placement into the salary range is based on qualifications and experience and salaries are reviewed annually. The initial placement and annual base salary review for the CEO is conducted by the Human Resources Committee. The Human Resources Committee may retain an external consultant to assist with this process. The CEO recommends to the Human Resources Committee for its approval the initial placement and annual salary reviews for all other executives, including the other NEOs. Over time, base salary can approach and may exceed the midpoint of the salary range based on an executive’s experience, long term performance and the scope of the executive’s role.

Short-Term Incentive Plan

The Company’s short-term incentive plan is designed to recognize and reward the achievement of strategic performance goals by executive officers with an annual cash award. The Board has determined that the short-term incentive award should be based on two components – corporate performance and personal performance – and that each component should be quantified and weighted for calculation purposes. The purpose of the corporate performance component is to align the interests of executive officers with an overall corporate performance measure to focus their efforts on achieving annual strategic corporate targets. The purpose of the personal performance component is to recognize each executive officer’s personal contribution to certain annual operational and strategic business activities and initiatives.

For 2014, the target award was 100% of annual base salary for the CEO and 60% of annual base salary for the other four NEOs. The target award percentage for all NEOs is determined by the Board each year. For 2014, based on market data from our new executive compensation comparator group, the Board decided that the corporate performance component would be 70% of the potential overall award and the personal component would represent 30%. Short-term incentive awards can range from 0% to 200% of the target award based on a combination of personal performance and corporate performance.

a) Corporate Performance Component

For 2014, the Board decided that the corporate performance component should be based on profitability, as measured by the Company’s return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets (“Modified ROCE”).

The short-term incentive plan provides for the following payout levels based on corporate performance results:

Corporate Performance Level	Corporate Factor Payout Level
Minimum performance is not achieved	0%

Minimum performance is achieved or exceeded, but target performance is not achieved	Less than 100%

Target performance is achieved or exceeded, but maximum performance is not achieved	Equal to or greater than 100%, but less than 200%

Maximum performance is achieved or exceeded	200%

The factor by which the incentive compensation award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the components.

Modified ROCE

The Board has reviewed a number of measures of profitability and has determined that Modified ROCE is a good measure to be used for evaluating corporate performance. Investing in large capital assets designed to run for long periods of time is a core element of our long-term business strategy. As a measure of the quality of returns to shareholders, Modified ROCE has a level of simplicity that allows for ease of understanding by employees. The Board reviews the use of Modified ROCE each year, and in 2014 established 13% Modified ROCE as the performance target, with break-even net income as the performance minimum and 19% as the performance maximum. Refer to the “Financial Highlights” section of our 2014 Annual Report for a more detailed definition of Modified ROCE. The Company’s actual Modified ROCE in 2014 was 16%, resulting in a payout level between target and maximum of 154%.

The Company had historically used an enduring standard for setting the Modified ROCE target, with a target of 12% and maximum of 17% from 1999 to 2013. The Human Resources Committee recently reviewed the practice of using an enduring standard and compared this to the practice of changing targets annually based on economic conditions and budget expectations. The Committee and the Board concluded that, commencing in 2014, the Company should continue with the practice of utilizing an enduring standard for the following reasons but should increase its Modified ROCE target to 13% and maximum threshold to 19%:

•

The enduring standard is based on achieving a long-term return above the Company’s weighted average cost of capital (“WACC”), thus ensuring that target payout is achieved only when returns exceed the WACC. We believe that this is aligned with long-term shareholder value creation and reflects our shareholders’ long-term performance expectations.

•

The enduring standard we set for Modified ROCE does not take into account anticipated changes in commodity price or broader economic factors, which results in greater variability of payouts, since we do not decrease our targets in years when Modified ROCE is expected to be lower or raise them when Modified ROCE is expected to be higher. We believe that our performance standards and payout levels should align with an appropriate level of return for shareholders, regardless of the economic conditions. This means that payouts will be low when our return is low, even if management has outperformed budget expectations. We think this aligns the interests of our management with the interests of our shareholders.

•

The Board reviews the threshold, target and maximum ROCE targets each year to ensure that they remain appropriate, primarily in light of our WACC, historical Modified ROCE results and the ROCE of our peer companies.

•

The Modified ROCE target is set independently of our annual budgeting process, which allows the budget to focus on expected results in the particular conditions, while incentives focus on long-term shareholder value creation.

•

The Board understands we are in a cyclical business and that our shareholders take a longer term view of their share ownership. The use of an enduring standard ensures that our management similarly takes a long-term view—they understand that payouts will be low when commodity prices are low, but that if they remain with the Company over the long-term, their annual incentives will likely average out to an appropriate level.

From 2010 to 2014, we have paid out below target once, at target once, and above target three times, with Modified ROCE and payouts as follows:

Year	Modified ROCE	Payout
2010	8%	70%
2011	14%	136%
2012	12%	100%
2013	23%	200%
2014	16%	154%

b) Personal Performance Component

The Human Resources Committee assigns the CEO’s personal performance rating, which is subsequently reviewed and approved by the Board. With respect to all other NEOs, the CEO assigns their personal performance ratings and such ratings are reviewed by the Human Resources Committee and approved by the Board. The personal performance component of the short-term incentive award is based on a number of measures for each executive, as summarized below.

John Floren, President and CEO

Under Mr. Floren’s leadership in 2014, the Company achieved 16% Modified ROCE; record sales of 8.5 million tonnes; completed construction of Geismar 1 (leading to a start-up of the plant in January 2015) and continued to make excellent progress on the construction of the Geismar 2 plant, remaining on target for methanol production in late Q1 2016. In 2014, the Company also achieved strong responsible care performance across all locations; secured natural gas to enable operation of three New Zealand plants; issued $600 million of bonds; and restarted our Chile I plant in September 2014, retaining the option and the team in place to run the operation at higher levels in the future if more natural gas feedstock becomes available.

Based on the corporate and personal performance achieved in 2014, the Board awarded the CEO a short-term incentive award. The Human Resources Committee considered his overall personal performance for 2014 and assigned him a personal performance rating of 200%, which was approved at the March 6, 2015 Board meeting. The calculation of the short-term incentive award for the CEO is detailed in the table below.

Named Executive Officer	Corporate Performance Assessment (a)	Corporate Performance Weighting (b)	Personal Performance Assessment (c)	Personal Performance Weighting (d)	Overall Performance Result (a×b) + (c×d)	Short-Term Incentive Award Calculation(1) ($)
John Floren	154%	70%	200%	30%	168%	875,000 × 100% × 168% = 1,470,000

(1)	The short-term incentive award calculation is (salary at December 31, 2014) × (short-term incentive target percentage) × (overall performance result), rounded to the nearest thousand dollars.

Ian Cameron, Senior Vice President, Finance and Chief Financial Officer

Mr. Cameron is responsible for the global finance function, as well as oversight of our operations in Trinidad. Key achievements for Mr. Cameron and his team in 2014 included issuing $600 million of bonds including a bond with a 30 year term, renewing the $400 million revolving credit facility with a syndicate of banks, and agreeing to terms for a five year extension of the Titan gas contract. In addition, the Company has a strong balance sheet and continues to be well-managed financially, allowing the Company to pursue its growth strategy in the years ahead.

Mike Herz, Senior Vice President, Corporate Development

Mr. Herz is responsible for all corporate development and new project activities, as well as oversight of our operations in Egypt. He and his team worked diligently in 2014 to progress various options for growth, including a potential Medicine Hat II plant, a possible third plant in Geismar, as well as other potential growth opportunities elsewhere in the world. His team also led an update and review of the Company’s Corporate Strategy and worked in partnership with our marketing team to continue to deepen and enhance key relationships in China, a major growth market for methanol from both a supply and demand perspective.

Vanessa James, Senior Vice President, Global Marketing and Logistics

Ms. James is responsible for global marketing and logistics activities, as well as oversight of our operations in New Zealand. Together with her team, Ms. James continued to produce excellent results in achieving record sales of 8.5 million tonnes of methanol, enhancing responsible care practices and education programs in Marketing and Logistics, and securing natural gas to enable operation of three New Zealand plants.

Harvey Weake, Senior Vice President, Global Manufacturing

Mr. Weake is responsible for global manufacturing operations, as well as oversight of North American operations. Mr. Weake and his team delivered excellent responsible care results in the manufacturing organization, commenced a process for enhancing production reliability across all production sites, and hired and trained a first class team in Geismar to operate the Company’s new facility.

Based on the corporate and personal performance achieved in 2014, the Board awarded each NEO a short-term incentive award. The personal performance results for each of the NEOs either met or exceeded expectations and the CEO assigned performance ratings for each of them in early 2015 that were subsequently reviewed by the Human Resources Committee and approved at the March 6, 2015 Board meeting. The same formula as shown above for the CEO is used to calculate incentives for the remaining NEOs, with the exception that the target award is 100% for the CEO and 60% for the remaining NEOs.

Long-Term Incentive Plan

The Company’s long-term incentive plan is designed to retain talented executives, reward them for their contribution to the long-term successful performance of the Company and align their interests with those of long-term shareholders. All executive officers receive 50% of the value of their long-term incentive awards in stock options/SARs/TSARs and 50% in PSUs. The PSU Plan is described on page 44.

The long-term incentive plan was modified in 2010 to replace most stock options with either non-dilutive stand-alone SARs or TSARs. Shareholders approved this amendment to the stock option plan at the 2010 Annual General Meeting. Due to a potential adverse personal tax impact for employees in some jurisdictions, employees in Belgium and Trinidad continue to receive stock options and employees in Canada receive TSARs. Employees in all other jurisdictions receive stand-alone SARs.

The Company operates within a cyclical industry and there are no publicly traded peer companies that operate in the methanol industry only. The Board is focused on ensuring a strong linkage between pay and actual company performance, and has determined that grants of stock options/SARs/TSARs and PSUs for NEOs will be unaffected by relative performance to a peer group of companies which are not subject to methanol commodity price fluctuations because such a metric would tend to impact executive compensation based primarily on increases or decreases in methanol price when compared to non-methanol peers.

The annual grant of stock options/SARs/TSARs and PSUs is always established at the February/March Board meeting and the grant date is the date of that Board meeting. The number of stock options/SARs/TSARs and PSUs granted to each eligible employee in any year is related to responsibility level and may be adjusted to retain key talent and for employees with longer-term potential for upward mobility.

For 2014, the target award for the CEO was 300% of the salary range midpoint and 160% of the applicable salary range midpoint for all other NEOs. The target award percentage for all NEOs is determined by the Board each year.

The 2014 long-term incentive plan has three components: stock options/SARs/TSARs, performance share units and deferred share units.

a) Stock Option/SARs/TSARs Plans

Under the stock option/SARs/TSARs plans, executive officers are eligible for grants of Company stock options/SARs/TSARs. Stock options/SARs/TSARs are granted by the Board on the recommendation of the Human Resources Committee. The grant price is set equal to the closing price of the Common Shares on the TSX on the day before the date of the grant and converted to US dollars using the Bank of Canada daily noon rate on the day that the closing price is established. Stock options and all SARs and TSARs expire seven years after their date of grant.

As mentioned above, all executive officers have received 50% of the value of their long-term incentive awards in stock options (stock options/SARs/TSARs since 2010) and 50% in PSUs. In 2014, Mr. Floren received 99,000 TSARs, while the other NEOs individually received either 24,000 TSARs or stand-alone SARs. Mr. Floren’s 2014 TSARs grant represented less than 20% of the total stock options/SARs/TSARs granted in 2014. All management personnel of the Company who are subject to the share ownership requirements or guidelines are eligible for long-term incentive awards. The table below shows the number of stock options/SARs/TSARs granted in 2014 and 2013 and their ratio to outstanding shares as at December 31, 2014 and 2013, respectively.

Employee Group	Stock Options/SARs/ TSARs Granted in 2014 (#)	Number of Stock Options/SARs/TSARs Granted in 2014 as a Percentage of Outstanding Common Shares at Dec. 31, 2014(1) (%)	Stock Options/SARs/ TSARs Granted in 2013 (#)	Number of Stock Options/SARs/TSARs Granted in 2013 as a Percentage of Outstanding Common Shares at Dec. 31, 2013(2) (%)
CEO	99,000	0.107	171,000	0.178
Executive officers (5 individuals, excluding CEO)	120,000	0.130	285,000	0.297
All other managers (approximately 130 individuals)	369,140	0.400	524,700	0.546

Total	588,140	0.637	980,700	1.021

(1)

The Company had 92,326,487 Common Shares outstanding as at December 31, 2014. This number assumes that all shares purchased through the Normal Course Issuer Bid as at December 31, 2014 were cancelled. Please see page 58 for more information on the Normal Course Issuer Bid.

(2)	The Company had 96,100,969 Common Shares outstanding as at December 31, 2013.

b) Performance Share Unit Plan (PSUs)

PSUs are notional shares credited to a “PSU Account.” Additional PSUs corresponding to dividends declared on the Common Shares are also credited to the PSU Account. PSUs granted in any year will normally vest on December 31, in the 24th month following the end of the year in which the award was made. For example, PSUs awarded in March 2014 will vest on December 31, 2016, and at the time of vesting, a minimum of 25% to a maximum of 150% of total PSUs granted will vest depending on the Company’s performance against predetermined criteria. All of the executive officers and other key management personnel are eligible to participate in the PSU Plan.

For PSUs, we currently use one performance measure, absolute TSR CAGR (“Total Shareholder Return Compound Annual Growth Rate”), which aligns with shareholder expectations and maintains a strong line of sight for employees. While a majority of our comparator group do include a relative metric that can help moderate the influence of the commodity price, the challenge for the Company is that it does not have a peer group of companies whose share prices are similarly closely correlated with the price of methanol.

Methanol prices move in cycles and impact share price on a basis that may not be related to the operational performance of the Company. The Company has no peer companies that have the same exposure to the price of methanol that it does. Measuring total shareholder return relative to companies that do not have this commodity price exposure would not achieve the desired result of rewarding industry out-performance, rather it would reward management for increases in commodity price and penalize them for decreases in commodity price, without regard for operational performance. Accordingly, the Company has determined that a relative total shareholder return metric is not an effective metric for its PSUs.

For PSUs granted in 2014, the performance criterion is TSR CAGR over the period from January 1, 2014 to December 31, 2016 (the “Measurement Period”). TSR CAGR is calculated as the change (if any) in value of an initial hypothetical investment of USD $100 in shares expressed as a percentage and determined on an annual and compounded basis over the Measurement Period, with dividends assumed to be reinvested.

The following table shows the TSR CAGR performance levels used to determine the number of PSUs that will actually vest based on the degree to which the TSR CAGR was achieved during the applicable Measurement Period.

Performance Measure TSR CAGR(1)	Vesting Scale Percentage of PSUs Vesting(2)
Equal to or less than 8%	25%
12%	100%
Equal to or greater than 16%	150%

(1)	Prior to 2014, the performance measure TSR CAGR was 6%, 8% and 10%, respectively.
(2)	Prior to 2014, the vesting scale was 50%, 100% and 120% as discussed in the paragraph immediately below.

The factor by which the vested PSUs are calculated is pro-rated between the minimum, target and maximum TSR CAGR depending on actual performance. The Company operates within a cyclical industry. PSUs are designed to both focus management efforts on performance while retaining employees in down cycles. To more fully align with the interests of shareholders and increase the percentage of performance-based pay, commencing in 2014, the payout range for the PSUs that will vest at the end of the Measurement Period broadened to a minimum of 25% and a maximum of 150% of PSUs granted.

The following table shows the actual vesting levels of PSUs that have vested since the PSU Plan was implemented.

PSU Grant Date (Feb/March)	PSU Vesting Date (December 31)	Actual Percentage of PSUs Vested
2006	2008	50%
2007	2009	50%
2008	2010	50%
2009	2011	120%
2010	2012	120%
2011	2013	120%
2012	2014	120%

In 2014, Mr. Floren received 23,000 PSUs and the other NEOs each received 6,000 PSUs as part of their 2014 long-term incentive awards. In 2014, the CEO’s PSU grant represented less than 20% of the total PSUs granted in that year.

In general, following the vesting of the PSUs, an employee receives an amount of cash equal to one-half of the value of their vested PSUs (less withholding tax) and a number of Common Shares equal to one-half of the number of vested PSUs. These Common Shares are purchased on behalf of employees in the open market. Half of the outstanding PSUs held by an employee are considered when determining whether the individual is meeting share ownership requirements. PSUs do not entitle participants to any voting or other shareholder rights.

c) Deferred Share Unit Plan

Under the DSU Plan, each executive officer who is a Canadian tax resident may elect annually to receive 100%, 50% or 0% of his or her short-term incentive award as DSUs. Such election must be made by the officer in mid-December of the fiscal year to which the award relates. The actual number of DSUs granted to an executive officer with respect to an executive officer’s short-term incentive award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX on the last 90 days of the prior calendar year.

A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of share ownership requirements.

DSUs held by executive officers are redeemable only after the date on which the executive officer’s employment with the Company ceases or upon death (“Termination Date”) and a lump-sum cash payment, net of any withholdings, is made after the executive officer chooses a valuation date. For DSUs granted after January 1, 2008, executive officers may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the executive officer cannot choose a retroactive date. For DSUs granted prior to January 1, 2008, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.

Benefits and Perquisites

Benefits and perquisites for executive officers include participation in the retirement plans described more fully on page 53, as well as benefits such as extended health and dental care, life insurance and disability benefits that are extended to all employees. Executive officers may also participate in the Company’s Employee Share Purchase Plan, in which all employees are eligible to participate. The Employee Share Purchase Plan allows all employees to regularly contribute up to 15% of their base salary into an account to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the employee’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares in the open market. Since 2008, the Company has provided a single, fixed amount, taxable perquisite allowance for executives for financial planning, automobile, social club, health, fitness and household security in lieu of individual allowances for each perquisite.

Total Compensation Expense

The total compensation expense (see Summary Compensation Table on page 50) attributable to the NEOs was not a significant percentage (less than 1%) of the Company’s revenue in 2014.

Recoupment Policy

Under the Company’s Recoupment Policy, if the Board determines that, as a result of any gross negligence, fraud or other illegal behaviour: (1) the Company has had to restate its financial results; or (2) it later becomes clear that metrics used and which formed the basis of any employee incentive compensation were not in fact achieved, then the Board, in its sole discretion, can take such action as it deems to be in the best interests of the Company and necessary to remedy the misconduct and prevent its recurrence. Among other actions that it may take, the Board may, to the fullest extent permitted by law, seek to recover or require reimbursement of incentive performance and equity awards under any plan providing for incentive compensation, equity compensation or performance-based compensation. Recovery or reimbursement may include recoupment of money or shares, immediate forfeiture of unvested awards and cancellation of outstanding vested awards and may also apply to profits that may have been realized from the sale of securities.

Hedging

The Company’s Confidential Information and Trading in Securities policy provides guidelines to employees with respect to the treatment of confidential information and advises insiders of the Company when it is permissible to trade securities of the Company. This policy also prohibits insiders, which include all the Company’s executive officers, from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Company’s shares that they hold. Furthermore, insiders are prohibited from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.

Total Shareholder Return Comparison

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on December 31, 2009 with the cumulative total return of the S&P/TSX Composite Index, for the five most recently completed financial years. All amounts in the following graph and table are in Canadian dollars.

	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Dec 31, 2014
Methanex Total Return(1)	$151	$120	$166	$335	$290
S&P/TSX Composite Index Total Return	$118	$107	$115	$130	$144

(1)	For Total Return calculations, dividends declared on Common Shares are assumed to be reinvested at the closing price on the dividend payment date.

Trend in Total Shareholder Return Compared to Trend in Executive Compensation

Aggregate NEO total compensation over the last five years is shown in the table below. NEO total compensation in 2014 (as disclosed in the Summary Compensation Table on page 50) is approximately 15% more than it was in 2010. Aggregate NEO total compensation decreased by approximately 2% from 2010 to 2011, increased by approximately 13% from 2011 to 2012, increased by less than 1% from 2012 to 2013 and increased by approximately 2% from 2013 to 2014.

	2010	2011	2012	2013	2014
NEO Total Compensation (millions)	$12.3	$12.1	$13.7	$13.8	$14.1

However, a comparison of NEO total compensation to the total cumulative shareholder return over a period of time does not accurately illustrate the linkages between NEO total compensation and total shareholder return. A more useful comparison is based on total compensation earned by the NEOs, including the impact of the change in value of previously granted stock options/SARs/TSARs and PSUs. The value of outstanding stock options/SARs/TSARs and PSUs varies based on the share price at the time of valuation.

The following graph illustrates the annual change in cumulative total shareholder return on a $100 investment in the Company’s Common Shares compared with the Aggregate Annual NEO Compensation (defined in footnote (1) below) of NEOs in each year of the five-year period ending on December 31, 2014 and demonstrates the close link between the two.

(1)

Aggregate Annual NEO Compensation for each year is based on all NEOs and includes base salary and annual incentive earned in that year as reported in the Summary Compensation Table on page 50, the annual change in unrealized value for outstanding stock options/SARs/TSARs and PSUs in that year and the realized value for exercised stock options/SARs/TSARs and settled PSUs in that year. Aggregate Annual NEO Compensation does not include changes in the value of Common Shares held. All executive officers are subject to share ownership requirements. See “Share Ownership Requirements” on page 49 for more information.

The annual change in unrealized value for outstanding stock options/SARs/TSARs and PSUs in each year is calculated as the difference between the value of all outstanding stock options/SARs/TSARs and PSUs at December 31 of the current year and the value of all outstanding stock options/SARs/TSARs and PSUs at December 31 of the previous year.

The annual change in realized value for exercised stock options/SARs/TSARs and settled PSUs is calculated as the difference between the actual proceeds the NEO received from exercised stock options/SARs/TSARs and/or settled PSUs in the current year and the value of those stock options/SARs/TSARs and PSUs at December 31 of the previous year.

(2)

Annual Change in Cumulative TSR reflects the annual change in total cumulative shareholder return for $100 invested in Common Shares over the five-year period beginning on December 31, 2009 as set out in the table under the heading “Total Shareholder Return Comparison” on page 46.

For the purposes of this graph, the values for outstanding stock options/SARs/TSARs and PSUs are calculated using the Canadian dollar closing price of the Common Shares on the TSX on December 31 for each of the years included in this graph. The value of all outstanding stock options/SARs/TSARs at December 31 is calculated using the difference between the closing price of the Common Shares on the TSX on that date and the exercise price and number of outstanding stock options/SARs/TSARs on that date for each grant. The value of all outstanding PSUs at December 31 is calculated using the closing price of the Common Shares on the TSX on that date and the number of outstanding PSUs on that date.

The following tables detail the President & CEO’s and all other NEOs’ total realized compensation plus total unrealized compensation for each of the last five years as depicted in the above graph and as described in the footnotes to that graph.

CEO	2010	2011	2012	2013(1)	2014(2)
Realized Compensation
Base Salary	1,162,000	1,220,250	1,281,500	750,250	844,750
Annual Incentive	635,000	1,250,000	1,070,000	1,508,000	1,470,000
Stock Options/SARs/TSARs: Value Realized on Exercise	0	72,801	4,277,129	1,372,052	1,691,888
PSUs: Value Realized on Settlement	691,268	1,022,430	2,171,519	583,967	703,359
Total Realized Compensation	2,488,268	3,565,481	8,800,148	4,214,269	4,709,997

Unrealized Compensation
Outstanding Stock Options/SARs/TSARs: Unrealized Change at December 31 of each year	8,303,071	-6,852,790	4,076,911	9,034,153	-5,243,624
Outstanding PSUs: Unrealized Change at December 31 of each year	2,331,785	-1,745,782	1,384,313	3,191,764	134,297
Total Change in Unrealized Compensation	10,634,856	-8,598,572	5,461,224	12,225,917	-5,109,327

Total Realized Compensation + Total Change in Unrealized Compensation	13,123,124	-5,033,091	14,261,372	16,440,186	-399,330

All Other NEOs - Aggregate	2010	2011	2012	2013(1)	2014(2)
Realized Compensation
Base Salary	1,807,833	1,896,000	1,984,741	1,717,750	1,751,000
Annual Incentive	689,000	1,319,000	1,107,000	1,656,000	1,570,000
Stock Options/SARs/TSARs: Value Realized on Exercise	123,002	1,326,762	1,436,258	7,287,752	1,918,480
PSUs: Value Realized on Settlement	519,788	749,780	1,590,408	1,422,246	1,834,300
Total Realized Compensation	3,139,623	5,291,542	6,118,407	12,083,748	7,073,780

Unrealized Compensation
Outstanding Stock Options/SARs/TSARs: Unrealized Change at December 31 of each year	5,999,607	-5,496,307	4,588,110	12,378,566	-7,495,217
Outstanding PSUs: Unrealized Change at December 31 of each year	1,808,482	-1,334,006	963,117	3,075,378	-837,727
Total Change in Unrealized Compensation	7,808,089	-6,830,313	5,551,227	15,453,944	-8,332,944

Total Realized Compensation + Total Change in Unrealized Compensation	10,947,712	-1,538,771	11,669,634	27,537,691	-1,259,164

(1)	The increase in total realized and unrealized compensation from 2012 to 2013 was predominately attributable to the increase in share price and increase in numbers of vested and unvested LTI units.
(2)	The decrease in total realized and unrealized compensation from 2013 to 2014 is mainly attributable to the decrease in share price.

Stress-Testing CEO Compensation

While annual compensation awards made to the CEO are based on current year corporate and personal performance, the ultimate value from long-term incentive plan awards is linked to, and dependent upon, the Company’s ability to replicate and sustain successful annual performance over the longer term. In July 2012, the Human Resources Committee reviewed a seven-year look-back total take analysis for the former CEO that confirmed that there were appropriate performance linkages and found that there was a reasonable relationship between the CEO’s total compensation relative to total shareholder return. We anticipate conducting a three-year look-back total take analysis for the current CEO in 2016, reflecting the period from his appointment on January 1, 2013 to December 31, 2015. In 2014, Towers Watson conducted a five-year look forward total take analysis for the current CEO which found that, compared to other mid-cap companies in their database and considering the Company’s size and target compensation, the relationship between shareholder value created and the CEO’s total-take was reasonable.

Share Ownership Requirements

Each executive officer is required to own shares having a value equal to at least, in the case of the CEO, five times annual base salary and, in the case of each of the other executive officers, three times annual base salary. Half of the value of PSUs and the full value of DSUs held by an executive officer are considered when determining whether executives are meeting their share ownership requirements. Executive officers are expected to use the cash proceeds (if any) from the exercise of stock options/SARs/TSARs or the vesting of PSUs to achieve their share ownership requirement. Executive officers are expected to make steady progress toward meeting these requirements and the full requirements must be met within five years from the date that each individual became an executive officer. All other management personnel of the Company are subject to share ownership guidelines appropriate to the level of their position.

The following table summarizes the relationship between the share ownership position of each of the NEOs and the share ownership requirement applicable to each of them as at December 31, 2014.

Named Executive Officer	Minimum Ownership Requirement (as Multiple of Base Salary)	Common Shares Beneficially Owned or over Which Control or Direction is Exercised (Units)	Value of Shares ($)	PSUs Held (50% of Balance) (Units)	Value of 50% of PSUs ($)	DSUs Held (Units)	Value of DSUs ($)	Total Holdings (Units)	Value of Total Holdings (incl 50% of PSUs Held) ($)	Ownership Requirement Achieved (as Multiple of Base Salary(1))
John Floren	5 times	74,738	4,544,070	41,794	2,541,075	—	—	116,532	7,085,146	8.1 times
Ian Cameron	3 times	26,575	1,615,746	13,522	822,138	42,755	2,281,834	82,852	4,719,718	9.6 times
Mike Herz	3 times	33,461	2,034,419	10,426	633,901	—	—	43,887	2,668,320	6.5 times
Vanessa James	3 times	15,471	940,611	10,426	633,901	—	—	25,897	1,574,511	3.6 times
Harvey Weake	3 times	80,043	4,866,597	13,005	790,704	—	—	93,048	5,657,301	13.7 times

(1)

Based on $60.80 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending December 31, 2014 and, for DSUs, $53.37, the closing price of the Common Shares on the TSX on December 31, 2014. The multiple shown demonstrates the extent to which the requirement has been achieved and is based on 2014 base salary.

Shareholder Feedback on Executive Compensation

If you are a shareholder and you wish to provide feedback to the Chair of our Human Resources Committee on the Company’s approach to executive compensation as described in this Information Circular, you may do so through a web-based survey that can be found in the Investor Relations section of our website at www.methanex.com. See “Shareholder Survey on Executive Compensation” on page 24 for more information.

STATEMENT OF EXECUTIVE COMPENSATION

All amounts in this section “Statement of Executive Compensation” are in Canadian dollars except where otherwise noted.

Summary Compensation

The following table sets forth a summary of compensation earned during the last three years by the Company’s CEO, Chief Financial Officer and its three other executive officers who had the highest aggregate total compensation during 2014 (collectively, the “Named Executive Officers” or “NEOs”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value(4) ($)	All Other Compen- sation(5) ($)	Total Compen- sation ($)
					Annual Incentive Plans(3)	Long-Term Incentive Plans
John Floren	2014	844,750	1,844,370	1,819,575	1,470,000	—	185,845	196,379	6,360,919
President and CEO	2013	750,250	1,851,330	1,857,703	1,508,000	—	151,550	159,874	6,278,707
	2012	497,250	343,750	372,938	273,000	—	82,026	108,082	1,677,046
Ian Cameron	2014	490,000	481,140	441,109	450,000	—	86,240	142,953	2,091,442
Senior VP, Finance	2013	499,500	354,510	391,095	452,000	—	81,948	128,625	1,907,678
and CFO	2012	488,500	343,750	372,938	305,000	—	80,583	125,003	1,715,774
Mike Herz	2014	413,000	481,140	441,109	342,000	—	72,688	93,920	1,843,857
Senior VP,	2013	360,500	433,290	423,687	349,000	—	104,462	169,585	1,840,524
Corporate Development	2012	294,443	100,000	94,669	116,000	—	43,725	234,217	883,031
Vanessa James	2014	435,000	481,140	441,109	399,000	—	54,711	102,652	1,913,612
Senior VP, Global	2013	360,500	433,290	423,687	437,000	—	40,709	157,434	1,852,620
Marketing and Logistics	2012	280,199	100,000	94,669	113,404	—	41,610	157,845	787,727
Harvey Weake	2014	413,000	481,140	441,109	379,000	—	61,860	95,424	1,871,533
Senior VP, Global	2013	410,000	315,120	358,504	372,000	—	58,249	80,822	1,594,695
Manufacturing	2012	396,350	343,750	372,938	221,000	—	56,234	80,856	1,471,028

(1)

This column reflects the grant date fair value of PSUs granted to NEOs as long-term incentive awards. At the time of vesting, a minimum of 50% to a maximum of 120% of PSUs granted will vest (shifting to a minimum of 25% and a maximum of 150% for 2014 PSUs) depending on the Company’s performance against predetermined criteria. For PSUs granted in 2014, the performance criterion is the compound annual growth rate in total shareholder return (“TSR CAGR”) over the period January 1, 2014 to December 31, 2016. The grant date fair value shown in this column is calculated by multiplying the total number of PSUs awarded by the closing price of the Common Shares on the TSX on the day before the PSUs were granted (2014: $80.19; 2013: $39.39; 2012: $31.25). This valuation methodology is different than accounting fair value. In calculating the accounting fair value, the Company used a binomial pricing model to assign a probability weighted average total shareholder return factor that determines the number of PSUs that would be included in the valuation in accordance with the PSU Plan. The accounting fair value, as calculated by the binomial pricing model on the grant date, is: 2014: CEO USD $420,498, CFO and Senior VPs USD $109,695; 2013: CEO USD $898,640, CFO and Senior VP, Global Operations USD $172,080, Senior VP, Corporate Development and Senior VP, Global Marketing and Logistics USD $210,320; 2012: CEO (Mr. Aitken) USD $999,495, other 2012 NEOs USD $174,515. The PSU Plan is more fully described on page 44.

(2)

This column reflects the grant date fair value of stock options/SARs/TSARs received by NEOs as long-term incentive awards. The value shown is calculated by multiplying the number of stock options/SARs/TSARs granted by the Canadian dollar exercise price at the time of the grant by the Black-Scholes valuation factor (2014: exercise price = $80.19, Black-Scholes valuation factor = 22.92%; 2013: exercise price = $39.39, Black-Scholes valuation factor = 27.58%; 2012: exercise price = $31.25, Black-Scholes valuation factor = 30.6%). This value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule. The actual grant price of stock options under the Stock Option/SARs/TSARs Plan is the closing price of the Common Shares on the TSX on the day before the stock options/SARs/TSARs were granted (the Canadian dollar exercise price), converted to US dollars based on the Bank of Canada noon rate of exchange on that day. The Company’s Stock Option/SARs/TSARs plans are more fully described on page 43.

(3)

These annual incentive payments are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the year in which they are earned. All NEOs elected to be paid in cash in each of the past three years. No NEOs elected to convert their annual incentive payment to DSUs as permitted under the terms of the DSU Plan. The DSU Plan is more fully described on page 45. For more information concerning these annual incentives, refer to “Short-Term Incentive Plan” on page 40.

(4)

The amounts shown for Messrs. Floren, Cameron, and Herz include the Company’s pension contributions both to the Company’s regular defined contribution pension plan in Canada and its defined contribution supplemental retirement plan in Canada. The amounts for Ms. James and Mr. Weake are the Company’s pension contribution to the Company’s regular defined contribution pension plan in New Zealand.

(5)	The amounts shown represent:

•

For Mr. Floren: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2014 - $87,505 (1,336 units); 2013 - $55,726 (1,142 units); 2012 - $25,584 (856 units)), perquisite allowance (2014 - $66,000; 2013 - $66,000; 2012 - $57,000) and other miscellaneous items.

•

For Mr. Cameron: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2014 - $28,311 (432 units); 2013 - $24,463 (501 units); 2012 - $25,584 (856 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2014 - $44,756 (692 units); 2013 - $34,039 (687 units); 2012 - $29,570 (987 units)), perquisite allowance (2014 - $57,000; 2013 – $57,000; 2012 - $57,000) and other miscellaneous items.

•

For Mr. Herz: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2014 - $21,830 (333 units); 2013 - $13,910 (285 units); 2012 - $6,913 (231 units)), perquisite allowance (2014 - $57,000; 2013 - $57,000, 2012 - nil) and other miscellaneous items. In 2012, Mr. Herz was located in Hong Kong and was paid in Hong Kong dollars. While on assignment in Hong Kong, he was entitled to additional expatriate perquisites.

•

For Ms. James: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2014 - $21,830 (333 units); 2013 - $13,910 (285 units); 2012 - $6,913 (231 units)), perquisite allowance (2014 - $57,000; 2013 – 57,000; 2012 - nil) and other miscellaneous items. Ms. James was on assignment in Dallas, Texas during 2012 and was entitled to additional expatriate perquisites.

•

For Mr. Weake: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2014 - $27,229 (416 units); 2013 - $23,640 (485 units); 2012 - $25,584 (856 units)), car allowance and other miscellaneous items.

Where no amount is stated in this footnote in respect of a particular perquisite, the amount does not exceed 25% of the total value of all perquisites for the NEO disclosed in the table. In all years, no NEO spent 25% or more of the value of his or her perquisite allowance on any one perquisite. The amounts shown do not include payments made on settlement of PSUs granted in a prior year. Payments made on settlement of PSUs are reported in the table entitled “Outstanding Option-Based Awards and Share-Based Awards” found below.

Incentive Plan Awards

The following table sets forth information concerning outstanding stock options and share-based awards (PSUs) held by the NEOs as at December 31, 2014.

Outstanding Option-Based Awards and Share-Based Awards

Option-Based Awards							Share-Based Awards
Name	Year Granted	Securities Underlying Unexercised Options/ SARs/TSARs	Options/ SAR/ TSAR Exercise Price(1)	Options/SAR/ TSAR Expiration	Vested Options/ SARs/ TSARs at Year-End	Value of Unexercised In-the-Money Options/SARs/ TSARs(2)	Shares or Units That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested(3)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(4)
		(#)	(USD $)	Date	(#)	($)	(#)	($)	($)
John	2014	99,000	73.13	Mar 6, 2021	0	0	23,374	311,864
Floren	2013	171,000	38.24	Mar 7, 2020	57,000	513,459	48,569	1,296,068
	2012	39,000	31.73	Mar 1, 2019	26,000	430,567			762,442
	2011	30,000	28.74	Mar 3, 2018	30,000	600,868
	2010	42,000	25.22	Mar 4, 2017	42,000	1,012,723
	2009	37,000	6.33	Mar 5, 2016	37,000	1,702,985
Ian	2014	24,000	73.13	Mar 6, 2021	0	0	6,097	81,356
Cameron	2013	36,000	38.24	Mar 7, 2020	12,000	108,097	9,300	248,183
	2012	39,000	31.73	Mar 1, 2019	26,000	430,567			742,739
	2011	30,000	28.74	Mar 3, 2018	30,000	600,868
	2010	42,000	25.22	Mar 4, 2017	42,000	1,012,723
	2009	45,000	6.33	Mar 5, 2016	45,000	2,071,198

Option-Based Awards							Share-Based Awards
Name	Year Granted	Securities Underlying Unexercised Options/ SARs/TSARs	Options/ SAR/ TSAR Exercise Price(1)	Options/SAR/ TSAR Expiration	Vested Options/ SARs/ TSARs at Year-End	Value of Unexercised In-the-Money Options/SARs/ TSARs(2)	Shares or Units That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested(3)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(4)
		(#)	(USD $)	Date	(#)	($)	(#)	($)	($)
Mike	2014	24,000	73.13	Mar 6, 2021	0	0	6,097	81,356
Herz	2013	39,000	38.24	Mar 7, 2020	13,000	117,105	11,367	303,335
	2012	9,900	31.73	Mar 1, 2019	6,600	109,298			221,800
	2011	8,100	28.74	Mar 3, 2018	8,100	162,234
	2010	12,000	25.22	Mar 4, 2017	12,000	289,350
	2009	0	6.33	Mar 5, 2016	0	0
Vanessa	2014	24,000	73.13	Mar 6, 2021	0	0	6,097	81,356
James	2013	39,000	38.24	Mar 7, 2020	13,000	117,105	11,367	303,335
	2012	9,900	31.73	Mar 1, 2019	6,600	109,298			221,800
	2011	8,100	28.74	Mar 3, 2018	8,100	162,234
	2010	12,000	25.22	Mar 4, 2017	12,000	289,350
	2009	12,000	6.33	Mar 5, 2016	12,000	552,319
Harvey	2014	24,000	73.13	Mar 6, 2021	0	0	6,097	81,356
Weake	2013	33,000	38.24	Mar 7, 2020	11,000	99,089	8,267	220,607
	2012	39,000	31.73	Mar 1, 2019	26,000	430,567			762,442
	2011	30,000	28.74	Mar 3, 2018	30,000	600,868
	2010	42,000	25.22	Mar 4, 2017	42,000	1,012,723
	2009	0	6.33	Mar 5, 2016	0	0

(1)

For the purposes of this column, the US dollar exercise price represents the closing price of the Common Shares on the TSX on the day prior to the date of the grant converted to US dollars at the Bank of Canada noon rate of exchange on that day. One-third of the stock options/SARs/TSARs are exercisable beginning on the first anniversary of the date of the grant, one-third beginning on the second anniversary of the date of the grant and the final third beginning on the third anniversary of the date of the grant. If the stock options/SARs/TSARs are unexercised, they will expire, in the ordinary course, seven years after the date of their grant.

(2)

The closing price of the Common Shares on the TSX on December 31, 2014 was $53.37. For the purposes of this column, the US dollar exercise price of any stock option has been converted to Canadian dollars at the Bank of Canada noon rate of exchange on December 31, 2014.

(3)

This column reflects the value of outstanding unvested PSUs and includes dividend equivalent PSUs credited since the date of the original PSU grant. PSUs provide for different payouts depending on achievement of a target compounded average growth rate of total shareholder return over a three-year period. The minimum payout is 25% of the vested PSU balance for 2014 (50% of the vested balance in 2013). The value shown is based on this minimum payout and is calculated using the closing price of the Common Shares on the TSX on December 31, 2014, being $53.37. See “Performance Share Unit Plan” on page 44 for more information.

(4)

This column reflects the settlement value of PSUs granted in 2012, including dividend equivalent PSUs in respect thereof that vested on December 31, 2014. The PSU Plan is described in more detail on page 44. During 2014, Mr. Cameron elected to settle such vested PSUs in cash only. The cash settlement value of such vested PSUs is based on the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to December 31, 2014 ($53.15). Messrs. Floren’s, Herz’s, Weake’s and Ms. James’ vested 2012 PSUs will be settled according to the general provisions of the PSU Plan whereby they will each receive an amount of cash equal to one-half the value of their vested PSUs (less withholding tax) and a number of Common Shares equal to one-half the number of vested PSUs. These Common Shares were purchased on behalf of employees on the open market between January 12 and January 30, 2015. The cash settlement value ($53.15) is described above and the share settlement value ($55.97) is the weighted average purchase price of the shares purchased between January 12 and January 30, 2015. The closing price of the Common Shares on the TSX on December 31, 2014, the vesting date of the 2012 PSUs, was $53.37. Based on the TSR CAGR achieved, the number of 2012 PSUs that vested was 120% of each individual’s 2012 PSU balance as at December 31, 2014. The number of PSUs for each NEO in respect of vested 2012 PSUs was as follows: Mr. Floren: 13,974 PSUs; Mr. Cameron: 13,974 PSUs; Mr. Herz: 4,065 PSUs; Ms. James: 4,065 PSUs; and Mr. Weake: 13,974 PSUs. The 2012 PSUs will be settled on March 20, 2015.

DSUs vest immediately upon grant; however, they may not be redeemed until retirement or upon death. The following table shows the total number of outstanding DSUs and their value (calculated by multiplying the number of DSUs by $53.37, the closing price of the Common Shares on the TSX on December 31, 2014) for all NEOs as at December 31, 2014.

NEO(*)	Outstanding DSUs as at Dec. 31, 2014 (#)	Value of Outstanding DSUs as at Dec. 31, 2014 ($)
Ian Cameron	42,755	$2,281,850

(*)

Mr. Floren, Ms. James and Mr. Weake do not currently participate in the DSU Plan due to tax implications and/or residency requirements. Mr. Herz is eligible to participate in the DSU Plan but does not currently hold any units.

The following table sets forth information concerning the value vested or earned upon the vesting of stock options/SARs/TSARs, share-based awards (PSUs and DSUs) and the short-term incentive award during 2014. The values shown were calculated as at the vesting date. Also included is the actual value realized upon the exercise of stock options during 2014.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-Based Awards –Value Vested During the Year(1) ($)	Option-Based Awards – Value Realized at Exercise(2) ($)	Share-Based Awards – Value Vested During the Year(3) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(4) ($)
John Floren	3,098,704	1,691,888	762,442	1,470,000
Ian Cameron	1,462,699	1,737,033	787,495	450,000
Mike Herz	740,789	—	221,800	342,000
Vanessa James	740,789	181,447	221,800	399,000
Harvey Weake	1,426,343	—	762,442	379,000

(1)

The value shown in this column is calculated by multiplying the number of stock options that vested in 2014 by the difference between the exercise price, converted to Canadian dollars at the Bank of Canada noon rate of exchange on the vesting date, and the closing price of the Common Shares on the TSX on the vesting date.

(2)

This amount represents, in respect of all Common Shares acquired during 2014 on exercise of stock options/SARs/TSARs, the difference between the market value of such shares at the time of exercise and the exercise price. The exercise price is denominated in US dollars and has been converted to Canadian dollars using the foreign exchange rate at the time of the exercise and provided to the stock option administrator, Solium Capital, by Solium’s stockbroker.

(3)

The value shown in this column includes: (a) the settlement value of PSUs granted in 2012, including dividend equivalent PSUs in respect thereof, that vested on December 31, 2014; and (b) the value of dividend equivalent DSUs received during the year. The settlement value of such PSUs is fully described in footnote (4) of the “Outstanding Option-Based Awards and Share-Based Awards” table on page 51. Mr. Floren, Ms. James and Mr. Weake do not currently participate in the DSU Plan due to tax implications and/or residency requirements. The value of DSU dividend equivalents is based on the market price on the day they were granted, which is also the vesting date. DSUs vest immediately upon grant; however, they may not be redeemed by the NEO until the NEO ceases to be an employee.

(4)	The value shown in this column is the annual incentive payment included in the Summary Compensation Table on page 50.

Retirement Plans

The Company has established registered defined contribution retirement plans that provide an annual Company contribution equal to 7% of annual base salary in the Canadian plan and 10% of annual base salary in the New Zealand plan. Contributions are made to a retirement account and invested according to a selection of investment vehicles made by the NEO. At retirement, funds in the account may be used to purchase an annuity or they can be transferred to a life income fund or a locked-in registered retirement savings plan. No NEOs are members of a defined benefit retirement plan. All NEOs participate in a defined contribution plan.

Canadian income tax legislation places limits on the amount of retirement benefits that may be paid from the registered retirement plan. NEOs resident in Canada participate in a defined contribution supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. Benefits are provided without regard to Canadian income tax limits on the maximum benefit payable and are paid net of any benefit payable under the registered plan. Supplemental plan contributions are based on earnings defined as base salary plus the target short-term incentive award and provide NEOs with an annual contribution equal to 11% of earnings less any contributions made to the registered plan. The Canadian defined contribution supplemental retirement plan was fully funded as of December 31, 2006 and remains fully funded on an accounting basis as of December 31, 2014 for all members who are Canadian tax residents. The supplemental plan funds are invested in a single fund with Leith Wheeler and represent an asset on the balance sheet. At retirement, funds in the member’s account may be paid as a lump sum or paid as a 10-year monthly annuity. These payments would be made from the supplemental plan investment account, not from general revenue. Due to US tax rules for US tax residents, Mr. Floren’s supplemental retirement plan balances are held notionally and, at retirement, will be paid as a lump sum from general revenue. No NEOs are members of any defined benefit supplemental retirement plan.

The following table shows the change in value of the defined contribution registered retirement plan and defined contribution supplemental retirement plan benefits for the NEOs.

Defined Contribution Plan Table (Registered and Supplemental Plans)

Name	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Non-Compensatory(2) ($)	Accumulated Value at Year-End ($)
John Floren	1,019,692	185,845	86,439	1,291,976
Ian Cameron	1,496,196	86,240	158,294	1,740,730
Mike Herz	618,189	72,688	63,477	754,354
Vanessa James	57,264	54,711	19,310	131,284
Harvey Weake	752,805	61,860	54,424	869,090

(1)

The amounts include the Company’s pension contributions to both the Company’s regular defined contribution pension plan and to the Company’s defined contribution supplemental retirement plan. For Ms. James and Mr. Weake, the amounts include the Company’s pension contributions to the Company’s regular defined contribution pension plan in New Zealand. The Company’s pension contributions are also reported in the “Pension Value” column of the Summary Compensation Table on page 50.

(2)	The amounts include regular investment earnings or losses on pension contributions. Employee contributions are not permitted in the Canadian pension plans.

Change of Control and Termination Benefits for NEOs

The Company has entered into employment agreements with each of the NEOs that provide them with certain rights in the event of involuntary termination of employment or a “Change of Control” of the Company. A “Change of Control” occurs when:

•	more than 40% of voting shares of the Company are acquired by an outsider;

•	a majority change in the Board of Directors of the Company occurs;

•	all or substantially all of the assets of the Company are sold to an outsider; or

•	a majority of directors determines that a change in control has occurred.

Change of Control benefits are granted to motivate executive officers to act in the best interests of the Company’s shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation. The employment agreements with the NEOs provide for a “double trigger” for grants of stock options and/or SARs/TSARs. A “double trigger” means that early vesting of stock options and/or SARs/TSARs requires the occurrence of both (1) a Change of Control and (2) either termination of the NEO’s employment or an adverse material change in the NEO’s employment status within 24 months following such Change of Control. The Company believes that “double trigger” change of control compensation for options/SARs/TSARs is consistent with market practices and is attractive in maintaining continuity and retention of executive officers. Severance benefits stated in the employment agreements are appropriate because both the Company and the executive officer have a mutually agreed upon severance package that is in place prior to any termination event.

The following table shows the provisions in the employment agreements of the NEOs as at December 31, 2014 in the event of a termination of employment.

	Resignation(1) (2)	Retirement(2)	Termination Without Cause(1)	Change of Control and Termination within 24 months(1)	Termination for Cause
Termination Payment	No payment	No payment	CEO: 2.0 x Termination Amount Other NEOs: 1.5 x Termination Amount Termination Amount = (annual salary + short-term incentive target + compensation for pension and various other Company benefits)

CEO: 2.0 x Termination Amount

Other NEOs: 2.0 x Termination Amount

Termination Amount(3) = (highest annual salary during last three years + the average of last three years’ short-term incentive award + any other cash compensation awards + pension and other Company benefits) + legal and professional fees and expenses

No payment

Short-Term Incentive Plan	Forfeits eligibility under the plan if resignation is before end of plan year (no prorated awards)	Eligible based on corporate and individual performance and prorated to active service in plan year	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility

Stock Options/SARs/TSARs	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/TSARs	Stock options/SARs/TSARs continue to vest in the normal course and are exercisable to the expiry date	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/TSARs	Vest immediately (upon occurrence of both Change of Control and Termination within 24 months) and are exercisable to expiry date (subject to privatization)	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/TSARs

Performance Share Units	Payment of all vested units; forfeits unvested units	Units continue to vest in the normal course and are settled upon vesting	Payment of all vested units; forfeits unvested units	Immediate vesting and payment of all units (upon Change of Control only)	Payment of all vested units; forfeits unvested units

Deferred Share Units	Payment of all vested units

Registered Defined Contribution Retirement Plan	Payment of account balance

Supplemental Defined Contribution Retirement Plan	Payment of account balance

Other Company Benefits	Forfeits eligibility

(1)

Under the employment agreements, an executive officer is required to give three months’ written notice of his or her resignation and the Company is required to give three months’ written notice of termination.

(2)

Under the long-term incentive plans, retirement is defined as (a) the employee has been continuously employed by the Company for a minimum of five years; (b) the employee has notified the Company of his or her intended termination of employment at least 30 days in advance; and (c) the employee has attained 55 years of age. If the employee meets all of these criteria, his or her voluntary termination is considered a retirement. If the employee does not meet these criteria, his or her voluntary termination is considered a resignation.

(3)

The table reflects the termination amount for all currently employed NEOs other than Mr. Cameron and Mr. Weake. Mr. Cameron’s and Mr. Weake’s have grandfathered provisions in their executive agreements that provide for the inclusion of the value of their long-term incentives in the calculation of the Termination Amount. Their termination payment is equal to (a) 2.0 times their most recent compensation (highest annual salary during the last three years plus the average of the value of the last three years’ short-term incentive awards and long-term incentive awards) and (b) compensation for pension and other Company benefits they would have received over a 24-month period, plus all legal and professional fees and expenses. For all other NEOs – Mr. Floren, Ms. James and Mr. Herz – the value of long-term incentive awards is not included as part of the calculation of the Termination Amount. Employment agreements for any new executive officers in the future will not include the value of long-term incentives in the calculation of the Termination Amount.

Where there is either a termination or Change of Control event, each NEO must adhere to restrictions on his or her competitive activities, solicitation of business and hiring away for a period of one year after the termination of his or her employment. All NEOs have also signed a confidentiality undertaking that restricts their use of confidential information acquired during their employment with the Company both during their employment and subsequent to the termination of their employment. All NEOs are subject to the Recoupment Policy, which is more fully described on page 45.

Example of NEO Termination Benefits on Change of Control

Based on the foregoing formulas, the following table shows the benefits that the NEOs would have been entitled to if a Change of Control with termination or termination without cause event had occurred on December 31, 2014.

Name	Change of Control with Termination			Termination without Cause ($)
	Termination Payment ($)	Value of Early Vested Options and Share-Based Awards(1) ($)	Total ($)
John Floren	4,460,998	4,458,065	8,919,063	3,983,165
Ian Cameron	3,586,439	928,717	4,515,156	1,430,610
Mike Herz	1,668,661	1,058,240	2,726,901	1,219,707
Vanessa James	1,817,556	1,058,240	2,875,796	1,279,965
Harvey Weake	3,147,271	1,017,386	4,164,657	1,202,419

(1)

All unvested PSUs vest at the time of a Change of Control. For more information on the PSU Plan please see page 44. All unvested stock options at the time of a Change of Control will become exercisable by the NEOs immediately prior to such Change of Control. For more information on the Stock Option Plan, please see pages 43 and 58. Early vesting of stock options/SARs/TSARs issued after January 2010 requires that both (a) a Change of Control occurs and (b) either termination of the NEO’s employment or the NEO suffers an adverse material change in employment status. This column reflects the value of unvested PSUs, including dividend equivalent PSUs received and unvested stock options/SARs/TSARs. For greater clarity, the value of PSUs and stock options that vested on or before December 31, 2014, in accordance with the terms of the plans, are not included in this column. Regardless of whether or not an NEO’s employment is terminated after a Change of Control event, both the unvested PSUs and unvested stock options will vest as described in this footnote.

The amounts in this table do not include the value of outstanding DSUs to which the NEO is entitled, regardless of the reason for the termination of employment. The number of outstanding DSUs and their value is shown in the table included in footnote (4) to the “Outstanding Option-Based Awards and Share-Based Awards” table on page 51.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year, has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined under applicable securities laws) or which was entirely repaid before the date of this Information Circular.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.

The insurance provides USD $100,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of USD $500,000 (USD $1,000,000 for securities claims). There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than USD $100,000,000, as the insurance is subject to an annual aggregate limit of USD $100,000,000.

The cost of this insurance for the current policy year is USD $843,429.

PART V OTHER INFORMATION

NORMAL COURSE ISSUER BID

On April 29, 2014, the Company announced a normal course issuer bid (the “Bid”) authorizing the Company to purchase up to 4,826,197 of its Common Shares, representing 5% of the issued and outstanding Common Shares as at April 29, 2014. The Bid commenced on May 6, 2014, with purchases being made on the open market through the facilities of the NASDAQ. As of January 14, 2015, the Company had purchased the full allotment of 4,826,197 Common Shares under the Bid.

On January 28, 2015, the Company announced that it had amended the Bid to increase the maximum number of Common Shares to be acquired under the Bid to 8,577,716, representing 10% of its public float as at April 29, 2014. Purchases of additional Common Shares under the Bid were permitted to commence on February 4, 2015. The Bid terminates on the earlier of the date that 3,751,519 additional Common Shares have been purchased or May 5, 2015. The additional 3,751,519 Common Shares permitted to be acquired pursuant to the Bid must be acquired through the facilities of, and in accordance with, the rules of the TSX.

As at March 6, 2015, a total of 5,044,397 Common Shares have been purchased under the Bid. The Company will provide to any shareholder of the Company, without charge, a copy of the Company’s notice to the TSX of its intention to make a normal course issuer bid upon request to the Corporate Secretary of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information as at December 31, 2014 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(1) (b)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
	(#)	($)	(#)
Equity compensation plans approved by securityholders	2,431,446	40.03	1,370,271
Equity compensation plans not approved by securityholders	—	—	—

Total	2,431,446	40.03	1,370,271

(1)

The exercise prices of all outstanding options are denominated in US dollars. However, for the purposes of this column, the exercise prices have been converted to Canadian dollars using the Bank of Canada closing rate of 1.1601 on December 31, 2014.

There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without the approval of securityholders.

Stock Option Plan

The Company has a Stock Option Plan (the “Stock Option Plan”) pursuant to which the Board may from time to time in its discretion grant to officers and other employees of the Company and its subsidiaries options to purchase unissued Common Shares. Under the terms of the Stock Option Plan, the maximum number of Common Shares that may be issued from and after May 5, 2009, pursuant to options granted, is 8,400,000 (representing approximately 9% of the Company’s 91,767,412 outstanding Common Shares on a non-diluted basis as at the date of this Information Circular). Options may not be granted to non-management directors under the Stock Option Plan.

The following table sets out the total number of Common Shares that may be issued from and after the date of this Information Circular pursuant to options granted under the Stock Option Plan, the number of Common Shares potentially issuable pursuant to options outstanding and unexercised under the Stock Option Plan, and the remaining number of Common Shares available to be issued pursuant to options granted from and after the date of this Information Circular.

Common Shares Issuable under the Stock Option Plan from and after March 6, 2015		Common Shares Issuable Pursuant to Outstanding Unexercised Options as at March 6, 2015(1)		Common Shares Available for Future Issuance Pursuant to Options Granted from and after March 6, 2015(2)
(#)	(%)	(#)	(%)	(#)	(%)
3,706,001	4.0(3)	2,787,812	3.0(3)	918,189	1.0(3)

(1)

Including the options to purchase 452,622 Common Shares approved by the Board on March 6, 2015, which represents 0.49% of the Company’s outstanding Common Shares on that date. On March 7, 2014, there were options granted to purchase 339,450 Common Shares, which represented 0.35% of the Company’s outstanding Common Shares on that date.

(2)

After giving effect to the grant of options to purchase 452,622 Common Shares approved by the Board on March 6, 2015 and assuming that all outstanding unexercised options (including the March 6, 2015 options) will ultimately be exercised in full.

(3)	Approximate percentage of the Company’s 91,767,412 outstanding Common Shares on a non-diluted basis as at the date of this Information Circular.

The maximum number of Common Shares that may be reserved for issuance to, or covered by any option granted to, any single person may not exceed the lower of 5% of the issued and outstanding Common Shares or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the by-laws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. In addition, the maximum number of Common Shares issued to insiders of the Company pursuant to options under the Stock Option Plan within any one-year period, or issuable to insiders of the Company pursuant to options under the Stock Option Plan at any time, must not, when combined with all of the Company’s other security-based compensation arrangements, exceed 10% of the Company’s total issued and outstanding securities. Apart from these restrictions, there is no maximum number or percentage of securities under the Stock Option Plan available to insiders of the Company or which any person is entitled to receive under the Stock Option Plan.

The exercise price for each option granted under the Stock Option Plan is the price fixed for such option by the Board, which may not be less than the “fair market value” of the Common Shares on the date the option is granted. The “fair market value” for this purpose is deemed to be the US dollar equivalent of the closing price of a Common Share on the TSX on the most recent day preceding the particular date upon which Common Shares were traded on the TSX. The US dollar equivalent is determined by using the US dollar/Canadian dollar daily noon rate as published by the Bank of Canada on the day the closing price is established.

The Stock Option Plan provides for the issuance of Stock Appreciation Rights (“SARs”) in tandem with options. Under the terms of the Stock Option Plan, a tandem SAR entitles the holder to surrender the related option granted under the Stock Option Plan and to receive a cash amount equal to the excess of the “fair market value” over the “grant price” of the related option, net of any applicable withholding taxes and other required source deductions. The Stock Option Plan defines grant price for this purpose as the US dollar equivalent of the closing price of a Common Share on the TSX on the most recent day preceding the grant date upon which Common Shares were traded on the TSX. The US dollar equivalent of the closing price shall be calculated using the US dollar/Canadian dollar daily noon rate as published by the Bank of Canada on the same day that the closing price is established for the grant date. “Fair market value” means the closing price of a Common Share on the NASDAQ on the most recent day preceding the exercise date upon which Common Shares were traded on the NASDAQ. SARs may be granted under the Stock Option Plan in an amount equal to the number of Common Shares covered by each option. Each exercise of a SAR in respect of a Common Share covered by a related option terminates the option in respect of such share. Unexercised SARs terminate when the related option is exercised or the option terminates. The Stock Option Plan also provides that Common Shares subject to any option surrendered on exercise of a related SAR will be credited to the Company’s share reserve and will be available for future options granted under the Stock Option Plan. Since it is anticipated that most option holders will exercise their related SAR, it is likely that the need for further increases in the number of Common Shares reserved for options will be reduced.

Subject to certain limitations contained in the Stock Option Plan, options (and tandem SARs) may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option (and related tandem SAR), including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Pursuant to the provisions of the Stock Option Plan, each option (and related tandem SAR), must expire on an expiry date no later than seven years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option (and related tandem SAR) may be exercisable during different periods, in respect of a different amount or portion or in a different manner:

(a)

in the case of death of an optionee prior to the expiry date, the option (and related tandem SAR) will vest immediately and will be exercisable prior to the earlier of (i) the date that is one year from the date of death and (ii) the expiry date;

(b)	in the case of disability of the optionee prior to the expiry date, the option (and related tandem SAR) shall vest immediately and will be exercisable until the expiry date;

(c)

in the case of termination of the optionee’s employment by reason of (i) retirement where the optionee is not less than 55 years of age, the optionee has been employed by the Company for at least five years, and the optionee provides the Company with written notice of their retirement at least 30 days prior to the retirement date or (ii) circumstances that the Board, in its discretion, determines constitute a “major divestiture or disposition of assets, facility closure or major downsizing” (which determination shall be conclusive and binding on all parties concerned), the option (and related tandem SAR) will continue to vest in accordance with its terms and will be exercisable until the expiry date; and

(d)

if the optionee ceases, for any other reason, to be an officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option (and related tandem SAR) will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be an officer or employee and (ii) the expiry date.

Where an option expires or ceases to be exercisable during a blackout period during which trading in Company securities is restricted in accordance with the policies of the Company or its affiliates, or within the ten business days immediately after a blackout period, the expiry date for the option (and related tandem SAR) shall become a date that is ten days after the last day of the blackout period.

One-third of the options granted are exercisable on the first anniversary of the date of the grant, a further third on the second anniversary of the date of the grant and the final third are exercisable on the third anniversary of the date of the grant. Options expire, in the ordinary course, seven years after the date of their grant. As described above, unexercised SARs terminate when the related option is exercised or the option expires.

Early vesting of stock options (and related tandem SARs) would require the occurrence of both: (1) a Change of Control and (2) either termination of the executive’s employment or the executive suffers an adverse material change to his employment. Furthermore, unexercised options (and related tandem SARs) may be exercised up to their stated expiry date provided that nothing shall preclude the compulsory acquisition of such options (or related tandem SARs) at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the CBCA or successor legislation thereto. No option (or related tandem SAR) may be transferable or assignable otherwise than by will or the laws of succession and distribution.

Approval by the affirmative vote of not less than a majority of the votes cast by the shareholders voting (excluding, to the extent required pursuant to any applicable stock exchange rules or regulations, votes of securities held by insiders benefiting from the amendment) is required for the following amendments to the Stock Option Plan or options granted under it:

1.

an increase in the number of Common Shares that can be issued under the Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Stock Option Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities;

2.

a reduction in the exercise price or purchase price of outstanding options (including a cancellation of an outstanding option for the purpose of exchange for reissuance at a lower exercise price to the same person);

3.	an extension of the expiry date of an option or amending the Stock Option Plan to permit the grant of an option with an expiry date of more than seven years from the day the option is granted;

4.	an expansion of the class of eligible recipients of options under the Stock Option Plan that would permit the reintroduction of non-management directors;

5.

an expansion of the transferability or assignability of options (including any tandem SARs connected therewith), other than to a spouse or other family member; an entity controlled by the option holder or spouse or family member; an RRSP or RRIF of the option holder, spouse or family member; a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member; any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions; or for estate planning or estate settlement purposes;

6.	any amendment of the Stock Option Plan to increase any maximum limit of the number of securities:

(a)	issued to insiders of the Company within any one-year period, or

(b)	issuable to insiders of the Company at any time;

which may be specified in the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;

7.

if the Stock Option Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan or, if the Stock Option Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares underlying the options from the Stock Option Plan reserve; and

8.	a change to the amendment provisions of the Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or adjustment to the number of Common Shares subject to the Stock Option Plan, deliverable upon the exercise of any option or subject to SARs, or adjustment in the exercise price for shares covered by options and the making of appropriate provisions for the continuance of the options (and related tandem SARs) outstanding under the Stock Option Plan to prevent their dilution or enlargement in accordance with the section or sections of the Stock Option Plan that provide for such increase, decrease, adjustments or provisions in respect of certain events, including the subdivision or consolidation of the Common Shares or reorganization, merger, consolidation or amalgamation of the Company, or for the amendment of such section or sections.

The Board has authority (without shareholder approval required) to make other amendments to the Stock Option Plan or any option (and related tandem SAR) relating to:

1.

clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Stock Option Plan);

2.

changing provisions relating to the manner of exercise of options (or related tandem SAR), including changing or adding any form of financial assistance provided by the Company to participants or, if the Stock Option Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise that provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan;

3.

changing the eligibility for and limitations on participation in the Stock Option Plan (other than amendments of the Stock Option Plan to increase any maximum limit of the number of securities that may be issued or issuable to insiders that may be specified in the Stock Option Plan or the reintroduction of participation by non-management directors);

4.	changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry of options (or related tandem SARs);

5.

changing the provisions for termination of options so long as the change does not permit the Company to grant an option (and related tandem SAR) with an expiry date of more than seven years or extend an outstanding option’s expiry date;

6.

additions, deletions or alterations designed to respond to or comply with any applicable law or any tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement or to allow option holders to receive fair and equitable tax treatment under any applicable tax legislation; and

7.	certain changes to provisions on the transferability of options (and related tandem SARs) that do not require shareholder approval as described above.

No amendment of the provisions of the Stock Option Plan or any option may, without the consent of the optionee, adversely affect or impair any options previously granted to an optionee under the Stock Option Plan.

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered at the 2016 Annual General Meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 20, 2015 to be included in the Information Circular and form of proxy for such annual meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

The Company will provide to any person or company, without charge to any securityholder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s comparative consolidated financial statements and MD&A for the year ended December 31, 2014, together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year.

If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge.

Pursuant to National Instrument 51-102, the Company is required to send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver the financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.

APPROVAL BY DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia this 6th day of March, 2015.

WENDY BACH

SENIOR VICE PRESIDENT, CORPORATE RESOURCES

AND GENERAL COUNSEL

SCHEDULE A

METHANEX CORPORATE GOVERNANCE PRINCIPLES

1. OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES

The Board of Directors of Methanex Corporation (the “Company”) has adopted these Corporate Governance Principles as it is responsible for providing the foundation for a system of principled goal-setting, effective decision-making and ethical actions, with the objective of establishing a vital corporate entity that provides value to the Company’s shareholders.

2. CODE OF ETHICS

All directors, officers and employees are expected to display the highest standard of ethics. The Company has a Code of Business Conduct to establish guidelines for ethical and good business conduct by directors, officers and employees and the Code shall include guidance regarding conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through both the Audit, Finance & Risk Committee and the Corporate Governance Committee, shall monitor compliance with the Code and annually review the Code’s contents.

3. BOARD RESPONSIBILITIES

The business of the Company is conducted by its employees, managers and officers, under the direction of the President and Chief Executive Officer (the “CEO”) and the stewardship and supervision of the Board of Directors.

The Board’s mandate is to oversee and provide policy guidance on the business and affairs of the Company, which includes;

•	monitoring overall corporate performance;

•	overseeing compensation and succession planning for, and performance of, executive officers, including the appointment and performance of the CEO;

•	adopting a strategic planning process and approving, at least annually, a strategic plan that takes into account, among other things, the opportunities and risks of the business;

•	evaluating the integrity of, and overseeing the implementation of, the Company’s management information systems and internal controls and procedures;

•	identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business;

•	overseeing the implementation of appropriate disclosure controls, including a communication policy for the Company;

•	developing the Company’s approach to corporate governance; and

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and executive officers create a culture of integrity throughout the organization.

4. DIRECTOR RESPONSIBILITIES

Act in best interests

The primary responsibility of each director is to:

a)	act honestly and in good faith with a view to the best interest of the Company; and,

b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Participation

Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chairman or if the information is publicly disclosed by the Company.

Performance

Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include both a peer and self-evaluation and a confidential discussion with the Chairman.

Ongoing education

Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Company and its affairs.

5. BOARD LEADERSHIP

Selection of Chairman and CEO

The Board elects its Chairman and appoints the Company’s CEO. As a general principle, the Board believes that the Chairman and the CEO should not be the same person.

Lead Independent Director

In order to ensure independent Board leadership, the Board is committed to having either an independent Chairman or a Lead Independent Director. If the Chairman is not independent, the independent directors on the Board (please refer to Exhibit A for definition of independent director) shall select from among themselves a Lead Independent Director.

Either the Chairman or the Lead Independent Director, as applicable, shall chair regular meetings of the independent directors and assume other responsibilities described in the Terms of Reference for the Chairman or the Lead Independent Director (as applicable) or which the Corporate Governance Committee may designate.

6. BOARD MEMBERSHIP

Criteria for Board membership

The Corporate Governance Committee will review each year the credentials of candidates to be considered for nomination to the Board. The objective of this review will be to maintain a composition of the Board that provides a satisfactory mix of skills and experience. This review will include taking into account the desirability of maintaining diversity (as described below) while also maintaining common characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Corporate Governance Committee will recommend to the Board the action to be taken to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chairman and the CEO, such changes are deemed appropriate.

New directors

The Corporate Governance Committee is responsible for identifying new candidates to be recommended for election to the Board and is also responsible for establishing criteria for the selection of new directors and conducting all necessary inquiries into their backgrounds and qualifications and making recommendations to the full Board.

Diversity

The Company has implemented a Diversity Policy that recognizes the importance of diversity, including gender diversity, at all levels of the Company including the Board. The Policy identifies three key diversity attributes:

1)	experiential (education, business and functional experience);

2)	demographic (age, gender, ethnicity, nationality, geography); and

3)	personal (personality, interests, values).

These diversity attributes are factored into the recruitment and decision making process when new Board appointments are made. When engaging external search consultants to identify future candidates for Board roles, such consultants are requested to take full account of all aspects of diversity in preparing their candidate list and are asked to provide a diverse and balanced slate where possible. Ultimately, appointments are based on merit, measured against objective criteria.

Majority voting

The Company has implemented a majority voting policy which provides that any nominee for election as a director at an Annual General Meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour, is deemed not to have received the support of shareholders even though duly elected as a matter of law.

Orientation

The Company will provide new directors with an orientation to the Company, its management structure and operations, the industry in which the Company operates, and key legal, financial and operational issues. An information package will be provided that will include information about the duties of directors, the business of the Company, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Company’s operations.

Board composition

The Company’s bylaws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/maximum range. The directors are to determine a size of Board large enough to provide experiential, demographic and personal diversity, yet small enough to allow for efficient operation and decision-making. The Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors.

Directors who change their occupation

Directors who retire or otherwise leave or change their employment, should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down.

Director Tenure

The Directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting of Shareholders following that at which he or she was elected.

The Company has implemented a Director Tenure Policy. This Policy recognizes that continuity on the Board is an asset and is essential to an effective and well-functioning Board. However, the Company also values board renewal and believes it is critical to ensuring a high performing board over the long-term. Additionally, the Company recognizes the value in turnover of Board membership as it provides an ongoing input of fresh ideas and new knowledge.

The Director Tenure Policy does not include cumulative term limits or a mandatory retirement age for directors. Instead, the Policy outlines the processes the Company has in place to effectively manage board renewal, such as annual evaluations and developing and annually reviewing a long-term board succession plan.

Other Board memberships

Whether service on other boards is likely to interfere with the performance of a director’s duties to the Company depends on the individual and the nature of their other activities. The Board believes that the commitment required for effective membership on the Company’s Board is such that directors are to consult with the Chairman and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board.

7. BOARD COMPENSATION

Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Company receive no additional compensation for service on the Board.

Director compensation consists of cash and share-based long-term incentives. The cash portion will be comprised of an annual retainer and may be supplemented by other fees. The long-term incentives will normally be structured so as to vest over time because time-based vesting assists in retaining the continued services of directors and aligning their actions with long-term shareholder interests.

8. SHARE OWNERSHIP

The Company shall establish Company share ownership requirements for directors and executive officers. Other managers of the Company will have share ownership guidelines. These requirements and guidelines help to more closely align the economic interests of these individuals with those of other stockholders.

9. ASSESSING THE BOARD’S PERFORMANCE

The Board and each Board committee will conduct an annual self-evaluation. The Corporate Governance Committee is responsible for overseeing these evaluations and reporting their results to the Board. The purpose of these reviews is to contribute to a process of continuous improvement in executing the responsibilities of the Board and its committees.

All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and to direct those suggestions to the Chairman or the appropriate committee Chair.

10. BOARD’S INTERACTION WITH STAKEHOLDERS

It is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public, and the Board shall ensure that the Company has systems in place to receive feedback from stakeholders. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman. If shareholders or other stakeholders communicate with the Chairman or other directors, management will be informed and consulted in order to formulate the appropriate response.

11. MEETING PROCEDURES

Scheduling of Board meetings and selection of agenda items

The Board holds approximately six regular Board meetings each year. The Chairman and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.

Board materials distributed in advance

Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board.

Non-directors at Board meetings

The Chairman shall ensure those Company officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chairman if it proposes that any outside advisors attend a Board meeting.

Sessions of independent directors

Every in-person Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to ensure free and open discussion and communication among the non-executive, independent directors. The Chairman (or the Lead Independent Director if the Chairman is not independent) shall chair such meetings. If the Lead Independent Director chairs such meetings, he or she shall regularly advise the Chairman of the business of such meetings.

12. COMMITTEE MATTERS

Committee structure

The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate that shall set forth the committee’s responsibilities, structure and procedure.

The current committee structure and the performance of each committee are to be reviewed annually by the Corporate Governance Committee.

Assignment of directors to committees

The Corporate Governance Committee is responsible for proposing to the Board the individuals who will be the Chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chairman and the CEO and take into account the preferences of the individual directors.

Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee.

Frequency and length of committee meetings

Each committee Chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The Chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate.

13. BOARD RELATIONSHIP TO SENIOR MANAGEMENT

Directors have complete access to the Company’s senior management. Written communications from directors to members of management will be copied to the Chairman and the CEO.

The Board also encourages directors to make themselves available for consultation with management outside Board meetings to provide counsel on subjects where such directors have special knowledge and experience.

14. ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS

The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chairman.

15. EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS

Performance evaluation of the CEO

The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation.

Performance evaluation and succession planning of executive officers

The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Company who report directly to the CEO and any other officer whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers.

16. REVIEW OF CORPORATE GOVERNANCE PRINCIPLES

The Corporate Governance Committee shall review these Corporate Governance Principles periodically and report to the Board any recommendations it may have for their amendment.

EXHIBIT A to the Methanex Corporate Governance Principles

“Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home. The following persons shall not be considered independent:

(A)	a director who is, or at any time during the past three years was, employed by the Company;

(B)

a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service;

(ii)	compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or

(iii)	benefits under a tax-qualified retirement plan, or non-discretionary compensation.

(C)	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an Executive Officer;

(D)

a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i)	payments arising solely from investments in the Company’s securities; or

(ii)	payments under non-discretionary charitable contribution matching programs.

(E)

a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(F)

a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

SCHEDULE B

BY-LAW NO. 5

A By-Law relating generally to the Business and Affairs of

METHANEX CORPORATION

(hereinafter referred to as the “Corporation”)

1.	Definitions – In this By-Law No. 5 and all other by-laws of the Corporation, unless the context otherwise requires:

(a)	“Act” means the Canadian Business Corporations Act, as amended from time to time and any Act that may be substituted therefore;

(b)	“Articles” means the articles of continuance of the Corporation as from time to time amended or restated;

(c)	“board” means the board of directors of the Corporation;

(d)	“Corporation” means Methanex Corporation;

(e)	“meeting of shareholders” means and includes an annual or special meeting of shareholders of the Corporation; and

(f)	“signing officers” means any person authorized to sign on behalf of the Corporation by or pursuant to paragraph 34.

Unless otherwise defined in this By-Law No. 5, words and expressions defined in the Act have the same meaning when used herein. Words importing the singular include the plural and vice versa; words importing any gender include any other gender; and words importing persons include individuals, partnerships, associations, bodies corporate, executors, administrators or legal representatives and any number or aggregate of persons.

DIRECTORS

2.

Calling of and notice of meetings – Meetings of the board shall be held at such time and on such day as the Chairman of the board or the President may determine and, failing them, as a vice-president or director may determine. Notice of meetings of the board shall be given to each director not less than twenty-four hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the election and appointment of officers immediately following the meeting of shareholders at which such board was elected, provided a quorum of directors be present.

3.

Number of directors – Whenever the Articles provide for a minimum and maximum number of directors, the number of directors within the stipulated range shall be such number, if any, as may be determined from time to time by resolution of the board.

4.	Quorum – A majority of directors shall constitute a quorum for the transaction of business at any meeting of directors.

5.	Votes to govern – At all meetings of the board, every question shall be decided by a majority of the votes cast on the question.

6.

Interest of directors and officers generally in contracts – No director or officer shall be disqualified by his or her office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director of officer is in any way interested be liable to be voided nor shall any director of officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established; provided that the director or officer shall have complied with the provisions of the Act.

7.

Meetings by telephone – A director may participate in a meeting of the board or of a committee of the board by means of telephone or other communication facilities that permit all persons participating in any such meeting to hear each other.

8.	Power to borrow – The directors of the Corporation are hereby authorized from time to time:

(a)	to borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b)	to issue or reissue debt obligations of the Corporation;

(c)	to pledge or sell such debt obligations for such sums and at such prices as may be deemed expedient;

(d)

to mortgage, charge, hypothecate, pledge or otherwise create a security interest in all or any property real and personal, immoveable and moveable, undertaking and rights of the Corporation, owned or subsequently acquired, to secure any debt obligations of the Corporation present or future or any money borrowed or to be borrowed or any other debt or liability of the Corporation present and future; and

(e)

to delegate to such officer(s), director(s) or committee of directors of the Corporation as the directors may designate all or any of the foregoing powers to such extent and such manner as the directors may determine.

OFFICERS

9.

Appointment – The board shall appoint a President, one or more Executive Vice Presidents and/or other Vice Presidents and a Secretary and may appoint a Chairman of the board, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. No person may hold the office of Chairman of the board unless he or she is a director.

10.	Chairman of the Board – The Chairman of the board, if any, shall preside at all meetings of the board and of the shareholders.

11.

President – The President shall, in the absence or non-appointment of the Chairman of the board, preside at all meetings of shareholders and at meetings of the board. The President shall have general and active management of the business and affairs of the Corporation.

12.

Vice President or Vice Presidents – The Vice President, or, if more than one, the Vice Presidents in order of seniority as determined by the board, may be vested with all the powers and may perform all the duties of the President in the absence of inability to act of the President.

13.

Secretary or Assistant Secretaries – The Secretary or an Assistant Secretary shall attend all meetings of the board and all meetings of shareholders and record the proceedings thereof and all matters transacted and dealt with thereat, and shall prepare and keep minutes of all such meetings and record all votes and the minutes of all proceedings in a book or books to be kept for that purpose, and shall perform like duties for any committee when required. The Secretary, or in his or her absence, an Assistant Secretary, shall give or cause to be given notice of all meetings of shareholders and of all meetings of the board and shall perform such other duties as may be prescribed by the board.

14.

Treasurer or Assistant Treasurers – The Treasurer or Assistant Treasurer, if appointed, shall keep or cause to be kept full and accurate accounts of receipts and disbursements and shall deposit or cause to be deposited all moneys of the Corporation with the Corporation’s bankers, or otherwise deal with the same as the board may determine. The Treasurer or an Assistant Treasurer or Assistant Treasurers shall disburse or cause to be disbursed the funds of the Corporation as may be ordered by the board, taking proper vouchers for such disbursements, and shall render to the President and to the board at the regular meetings of the board, or whenever they may require it, an account of all transactions as treasurer and of the financial position of the Corporation.

15.	Other powers and duties – Every officer shall have such powers and duties as the board may prescribe in addition to, or in substitution for, the powers and duties provided by this By-Law No. 5.

INDEMNIFICATION

16.

Indemnification of directors and officers – The Corporation shall indemnify a director or officer of the Corporation, a former director of officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation or was a shareholder or creditor, and his or her heirs and legal representatives to the extent permitted by the Act.

17.

Indemnity of others – Except as otherwise required by the Act and subject to paragraph 16, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation, and with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation, and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

18.

Right of indemnity not exclusive – The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

19.

No liability of directors or officers for certain acts, etc. – To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency of deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any to her loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the corporation and in connection therewith to exercise the card, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director of officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director of officer or shall be a member of a firm or a shareholder, director of officer of a company which is employed by or performs services for the Corporation, the fact of his or her being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

MEETINGS OF SHAREHOLDERS

20.

Quorum – At any meeting of shareholders, a quorum shall be two persons present in person or representing by proxy issued shares of the Corporation representing not less than 25% of the votes entitled to be cast at such meeting. At any meeting of a single class or series of shareholders, unless otherwise stated in the terms and conditions attaching to a class or series of shares a quorum shall be two persons present in person or representing by proxy issued shares of the class or series representing not less than 25% of the votes entitled to be cast at such meeting.

21.

Persons entitled to be present – The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and such others who, although not entitled to vote thereat, are entitled or required to attend such meeting under the Articles or the Act. Any other person may be permitted to attend a meeting of shareholders by the chairman of the meeting or with the consent of the meeting.

22.

Voting – Subject to the Act, every matter at a meeting of shareholders shall be decided by a show of hands unless a ballot is required by the chairman of the meeting or demanded by any person entitled to vote. Upon a show of hands every person entitled to vote shall have one vote. After a vote by a show of hands has been taken the chairman of the meeting may still require or any person entitled to vote may still demand a ballot thereon. Whenever a vote by show of hands has been taken, unless a ballot is required or demanded, a declaration by the chairman of the meeting that the vote upon the matter has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the result of the vote.

23.

Ballots – If a ballot is required by the chairman of the meeting or demanded by any person entitled to vote, a ballot upon the matter shall be taken in such manner as the chairman of the meeting shall direct.

ADVANCE NOTICE

24.

Nomination Procedures — Except as otherwise provided by Applicable Securities Laws or the Articles or by-laws of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of a person for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting, (b) by or at the direction or request of one or more shareholders pursuant to a proposal within the meaning of and made in accordance with the provisions of the Act or a requisition of a shareholders meeting by one or more of the shareholders made in accordance with the provisions of the Act or (c) by any person (a “Nominating Shareholder”) who (i) at the close of business on the date of the giving of the notice provided for in paragraphs 25 and 26 and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation and (2) complies with the provisions of paragraphs 25 through 29, including without limitation the requirement to provide timely notice of such nomination in proper written form in accordance with paragraphs 25 and 26.

25.	Timely Notice – To be timely, a Nominating Shareholder’s notice must be delivered to the Secretary of the Corporation:

(a)

in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than 5:00 pm (Vancouver time) on the 10th day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the meeting was made.

26.	Required Information – To be in proper written form, a Nominating Shareholder’s notice must set forth or be accompanied by:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(i)	the name, age, business address and residential address of the Proposed Nominee;

(ii)	the principal occupation, business or employment of the Proposed Nominee, both present and within the five years preceding the notice;

(iii)	the citizenship of the Proposed Nominee and whether the Proposed Nominee is a resident Canadian within the meaning of the Act;

(iv)

the number of securities of each class or series of securities in the capital of the Corporation which are, directly or indirectly, owned beneficially or of record by the Proposed Nominee or controlled or directed by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)

a description of any relationship, agreement, arrangement or understanding (financial, compensation or indemnity related or otherwise) between, on the one hand, the Proposed Nominee or any affiliates or associates of the Proposed Nominee and, on the other hand, the Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any person or entity acting jointly or in concert with the Nominating Shareholder in connection with the Proposed Nominee’s nomination and election as a director (a “Joint Actor”);

(vi)

whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee;

(vii)	a written consent duly signed by the Proposed Nominee to being named as a nominee for election to the board and to serve as a director of the Corporation, if elected; and

(viii)

any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws; and

(b)	as to the Nominating Shareholder:

(i)	the name and business address of the Nominating Shareholder;

(ii)

the number of securities of each class or series of securities in the capital of the Corporation which are, directly or indirectly, owned beneficially or of record by the Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any Joint Actor or controlled or directed by the Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any Joint Actor as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)

any interest of the Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any Joint Actor in any contract, agreements, arrangements or understandings the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation;

(iv)

full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any Joint Actor has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the board;

(v)

whether the Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any Joint Actor is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Nominating Shareholder;

(vi)

whether the Nominating Shareholder intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

(vii)

any other information relating to the Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any Joint Actor that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws.

As soon as practicable following receipt of a Nominating Shareholder’s notice (and, if applicable, such other information provided pursuant to paragraph 27), the Corporation shall cause the details of the notice to be disclosed to the shareholders of the Corporation.

27.

Other Information — In addition to the information set out in paragraph 26, the Corporation may require any Proposed Nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such Proposed Nominee to serve as an independent director of the Corporation or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such Proposed Nominee.

28.

Notice to be updated — In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

29.

Delivery of notice — Notwithstanding any other provision of this By-Law No. 5, notice given to the Secretary of the Corporation pursuant to paragraph 24 may only be given by personal delivery, facsimile transmission or by e-mail (provided that the Secretary of the Corporation has stipulated an e-mail address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) or sent by e-mail (at the address as aforesaid) to the Secretary of the Corporation at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery, facsimile or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

30.

Power of the chairman — The chairman of the applicable meeting of shareholders shall have the power and duty to determine whether a nomination was made in accordance with paragraphs 24 through 29 and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

31.	Board Discretion — Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement of paragraphs 24 through 29.

32.	Definitions — For purposes of paragraph 24:

(a)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada; and

(b)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada or in a document publicly filed by or on behalf of the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

GENERAL

33.

Banking arrangements – The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time by resolution and all such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more officers and/or other persons as the board may designate, direct or authorize from time to time by resolution and to the extent therein provided.

34.

Execution of instruments – Contracts, documents or instruments in writing requiring execution by the Corporation may be signed by hand or mechanical signature by any two persons each of whom is an officer or director of the Corporation, and all contracts, documents or instruments in writing so signed may be delivered by hand or electronically (including by facsimile or by email) and, upon delivery, shall be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution to authorize any officer or officers of the Corporation or any other person or persons on behalf of the Corporation to sign contracts, documents or instruments in writing requiring execution by the Corporation and, in each case, such contracts may be signed by hand or mechanical signature and may be delivered by hand or electronically (including by facsimile or email).

35.

Voting rights in other bodies corporate – The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

36.

Invalidity of any provisions of this by-law – The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this By-Law No. 5.

37.

Repeal – All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All directors, officers and persons acting under any by-law so repealed shall continue to act as if appointed under this By-Law No. 5 and all resolutions of the shareholders or the board with continuing effect passed under any repealed by-law shall continue to be valid except to the extent inconsistent with this By-Law No. 5 and until amended or repealed.

38.

Effective date – This By-Law No. 5 shall come into force when made by the board in accordance with the Act (the “Effective Date”). Notwithstanding the foregoing, if this by-law is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then the by-laws repealed pursuant to paragraph 37 shall be reinstituted and this By-Law No. 5 shall terminate and be of no further and effect following the termination of such meeting.

MADE by the board on the 29th day of January, 2015.

/s/ Thomas Hamilton	/s/ Kevin Price
Chairman of the Board	Secretary

CONFIRMED by the shareholders of the Corporation in accordance with the Act on the                     day of                     , 2015.

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: March 19, 2015	By:	/s/ KEVIN PRICE
	Name:	KEVIN PRICE
	Title:	Vice President, Legal, Assistant General Counsel & Corporate Secretary